Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS 2020

For the years ended December 31, 2020 and 2019

Santander

Santander
Santander

CONTENT

Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,
		2020	2019
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,803,288	3,554,520
Cash items in process of collection	5	452,963	355,062
Trading investments	6	133,718	270,204
Investments under resale agreements	7	-	-
Financial derivative contracts	8	9,032,085	8,148,608
Interbank loans, net	9	18,9208	14,833
Loans and accounts receivables from customers, net	10	33,413,429	31,823,735
Available for sale investments	11	7,162,542	4,010,272
Held to maturity investments		-	-
Investments in associates and other companies	12	10,327	10,467
Intangible assets	13	82,537	73,389
Property, plant, and equipment	14	187,240	197,833
Right of use assets	14	201,611	210,500
Current taxes	15	-	11,648
Deferred taxes	15	538,118	462,867
Other assets	16	1,738,856	1,434,308
TOTAL ASSETS		55,776,077	50,578,246
LIABILITIES
Deposits and other demand liabilities	17	14,560,893	10.297.432
Cash items in process of being cleared	5	361,631	198.248
Obligations under repurchase agreements	7	969,808	380.055
Time deposits and other time liabilities	17	10,581,791	13.192.817
Financial derivative contracts	8	9,018,660	7.390.654
Interbank borrowing	18	6,328,599	2.519.818
Issued debt instruments	19	8,204,177	9.500.723
Other financial liabilities	19	184,318	226.358
Lease liabiilties	14	149,585	158.494
Current taxes	15	12,977	-
Deferred taxes	15	129,066	99.608
Provisions	21	456,120	337.397
Other liabilities	22	1,165,853	2.806.325
TOTAL LIABILITIES		52,123,478	47,107,929
EQUITY
Attributable to the equity holders of the Bank		3,567,916	3,390,823
Capital	24	891303	891,303
Reserves	24	2,341,986	2,121,148
Valuation adjustments	24	(27,586)	(8,093)
Retained earnings		362,213	386,465
Retained earnings from prior years		-	-
Income for the period		517,447	552,093
Minus: Provision for mandatory dividends	21	(155,234)	(165,628)
Non-controlling interest	26	84,683	79,494
TOTAL EQUITY		3,652,599	3,470,317

TOTAL LIABILITIES AND EQUITY		55,776,077	50,578,246

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	3

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

For the periods ended

		As of December 31,
		2020	2019
	NOTE	MCh$	MCh$
OPERATING INCOME
Interest income	27	2,232,327	2,321,268
Interest expense	27	(638,479)	(904,417)

Net interest income		1,593848	1,416,851

Fee and commission income	28	451,162	498,658
Fee and commission expense	28	(183,884)	(211,572)

Net fee and commission income		267,278	287,086

Net income (expense) from financial operations	29	90,800	(78,165)
Net foreign exchange gain	30	50,785	285,184
Other operating income	35	21,652	24,598

Net operating profit before provision for loan losses		2,024,363	1,935,554

Provision for loan losses	31	(511,073)	(420,447)

NET OPERATING INCOME		1,513,290	1,515,107

Personnel salaries and expenses	32	(408,670)	(410,157)
Administrative expenses	33	(250,450)	(233,612)
Depreciation and amortization	34	(109,426)	(106,092)
Impairment of property, plant and equipment	34	(638)	(2,726)
Other operating expenses	35	(91,808)	(61,021)

Total operating expenses		(860,992)	(813,608)

OPERATING INCOME		652,298	701,499

Income from investments in associates and other companies	12	1,388	1,146

Income before tax		653,686	702,645

Income tax expense	15	(131,123)	(150,168)

Result of continuous operations		522,563	552,477
Result of discontinued operations	40	-	1,699
NET INCOME FOR THE PERIOD		522,563	554,176

Attributable to:
Equity holders of the Bank		517,447	552,093
Non-controlling interest	26	5,116	2,083

Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	24	2.746	2.921
Diluted earnings	24	2.746	2.921

Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	24	2.746	2.930
Diluted earnings	24	2.746	2.930

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	4

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the periods ended

		As of December 31,
		2020	2019
	NOTE	MCh$	MCh$
NET INCOME FOR THE PERIOD		522,563	554,176

OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	24	69,737	23,974
Cash flow hedge	24	(96,330)	(50,238)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(26,593)	(26,264)

Income tax related to items which may be reclassified subsequently to profit or loss		7,179	7,092

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(19,414)	(19,172)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS		-	-

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		503,149	535,004

Attributable to:
Equity holders of the Bank		497,954	533,110
Non-controlling interest	26	5,195	1,894

Attributable to: Equity holders of the Bank:
Continuous operations		497,954	531,411
Discontinuous operations		-	1,699

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended December 31, 2020 and 2019

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	-	591,902	(177,571)	3,239,546	46,163	3,285,709
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	591,902	-	(177,571)	3,239,546	46,163	3,285,709
Increase or decrease of capital and reserves	-	(38,635)	-	-	-	-	-	-	-	(38,635)	31,437	(7,198)
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(355,141)	-	-	(355,141)	-	(355,141)
Other equity movements	-	236,761	-	-	-	-	(236,761)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	11,943	11,943	-	11,943
Subtotal	-	198,126	-	-	-	-	(591,902)	-	11,943	(381,833)	31,437	(350,396)
Other comprehensive income	-	-	-	24,235	(50,238)	7,020	-	-	-	(18,983)	(189)	(19,172)
Result of continuous operations	-	-	-	-	-	-	-	550,394	-	550,394	2,083	552,477
Result of discontinued operations	-	-	-	-	-	-	-	1,699	-	1,699	-	1,699
Subtotal	-	-	-	24,235	(50,238)	7,020	-	552,093	-	533,110	1,894	535,004
Equity as of December 31, 2019	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	-	552,093	(165,628)	3,390,823	79,494	3,470,317
Distribution of income from previous period	-	-	-	-	-	-	552,093	(552,093)	-	-	-	-
Equity as of January 1, 2020	891,303	2,123,372	(2,224)	29,349	(40,435)	2,993	552,093	-	(165,628)	3,390,823	79,494	3,470,317
Increase or decrease of capital and reserves	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(331,255)	-	-	(331,255)	-	(331,255)
Other equity movements	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	10,394	10,394	-	10,394
Subtotals	-	220,838	-	-	-	-	(552,093)	-	10,394	(320,861)	(6)	(320,867)
Other comprehensive income	-	-	-	69,627	(96,330)	7,210	-	-	-	(19,493)	79	(19,414)
Result of continuing operations	-	-	-	-	-	-	-	517,447	-	517,447	5,116	522,563
Result of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	69,627	(96,330)	7,210	-	517,447	-	497,954	5,195	503,149
Equity as of December 30, 2020	891,303	2,344,210	(2,224)	98,976	(136,765)	10,203	-	517,447	(155,234)	3,567,916	84,683	3,652,599

(*)	See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%
Year 2019 (Shareholders Meeting April 2020)	552,093	220,838	331,255	60	188,446,126,794	0.879
Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended

		As of December 31,
		2020	2019
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		522,563	554,176
Debits (credits) to income that do not represent cash flows		(1,155,277)	(1,041,895)
Depreciation and amortization	34	109,426	106,092
Impairments of property, plant and equipment and intangibles	34	638	2,726
Provision for loan losses	31	585,999	503,161
Provision from trading investments mark to market		43,609	39,997
Income from investments in associates and other companies	12	(1,388)	(1,146)
Net gain on sale of assets received in lieu of payment	35	(19,380)	(17,210)
Provision on assets received in lieu of payment	35	1,456	1,809
Net gain on sale of associates and other companies		20	126
Net gain on sale of property, plant and equipment	35	(865)	(2,456)
Charge off of assets received in lieu of payment	35	15,276	17,638
Net interest income	27	(1,593,848)	(1,416,851)
Net fee and commission income	28	(267,278)	(287,086)
Other (credits) debits to income that do not represent cash flows		9,672	(67)
Changes in deferred taxes	15	(38,614)	11,372
Increase/decrease in operating assets and liabilities		195,491	2,350,712
(Increase) decrease of loans and accounts receivables from customers, net		(1,673,357)	(2,449,954)
(Increase) decrease of financial investments		(3,015,784)	(1,809,112)
Decrease (increase) due to resale agreements (assets)		-	-
Decrease (increase) of interbank loans		(4,078)	232
(Increase) decrease of assets received or awarded in lieu of payment		4,098	(1,743)
Increase (decrease) of debits in customers checking accounts		3,249,540	1,298,976
Increase (decrease) of time deposits and other time liabilities		(2,611,026)	124,998
Increase (decrease) of obligations with domestic banks		(54,518)	271,620
Increase (decrease) of other demand liabilities or time obligations		842,080	257,039
Increase (decrease) of obligations with foreign banks		(1,095,961)	459,572
Increase (decrease) of obligations with Central Bank of Chile		4,959,260	-
Increase (decrease) of obligations under repurchase agreements		589,753	331,510
Increase (decrease) in other financial liabilities		(42,040)	10,958
Net increase of other assets and liabilities		(1,848,374)	1,055,745
Redemption of letters of credit		(6,188)	(6,988)
Senior bond issuances		1,227,166	1,893,552
Redemption mortgage bonds and payments of interest		(6,312)	(6,109)
Redemption and maturity of senior bonds and payments of interest		(2,571,384)	(822,615)
Interest received		2,232,327	2,321,268
Interest paid		(638,479)	(904,417)
Dividends received from investments in other companies	12	508	130
Fees and commissions received	28	451,162	498,658
Fees and commissions paid	28	(183,884)	(211,572)
Total cash flow provided by (used in) operating activities		(828,205)	1,862.993

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended

		December 31,
		2020	2019
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	14	(34,289)	(50,377)
Sales of property, plant and equipment		7,566	6,030
Purchases of investments in associates and other companies		-	(62,136)
Sales of investments in associates and other companies		-	1,930
Purchase of intangible assets	13	(35,170)	(32,860)
Total cash flow provided by (used in) investment activities		(61,893)	(137,413)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		102,090	(397,070)
Increase in other obligations		-	-
Subordinated bonds emisions		475,390	-
Redemption of subordinated bonds and payments of interest		-	-
Dividends paid		(331,255)	(355,141)
Lease paid		(42,045)	(41,292)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		102,090	(397,070)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(788,008)	1,328,510

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(28,706)	126,669

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	5	3,711,334	2,256,155

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,894,620	3,711,334

		As of December, 31,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2020	2019
		MCh$	MCh$

Provision for loan losses for cash flow purposes		585,999	503,161
Recovery of loans previously charged off		(74,926)	(82,714)
Provision for loan losses - net	31	511,073	420,447

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2019 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	December, 31 2020 MCh$
Subordinated Bonds	818,084	475,390	-	-	64,065	-	1,357,539
Paid dividends	-	(331,225)	-	-	-	-	(331,255)
Other obligations	158,494	(42,045)	39,394	-	(6,258)	-	149,585
Total liabilities from financing activities	976,578	102,090	39,394	-	57,807	-	1,175,869

The accompanying notes form an integral part of these consolidated interim financial statements.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31 2020, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

The present Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CNC) and instructions issued by the Commission for the Financial Market (CMF) (former Superintendency of Banks and Financial Institutions “SBIF”), an entity auditor that according to Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in paragraph 6 of its article 5 that the Commission for the Financial Market (CMF) may “set the rules for the preparation and presentation of the reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles according to which they must keep their accounting and in all that that is not treated by it if it does not contradict its instructions, must adhere to the generally accepted accounting criteria, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the International Financial Reporting Standards (IFRS or IFRS, for its acronym in English) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and accounting criteria issued by the CMF (ex SBIF) in its Compendium of Accounting Standards and instructions, these will prevail last.

For purposes of these consolidated financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to Japanese yen, references to “CHF” are to Swiss franc, references to “AUD” references are to Australian dollar, references “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2020 and 2019, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);

II.	is exposed, or has rights, to variable returns from its involvement with the investee; and

III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.

●	the potential voting rights held by the Bank, other vote holders or other parties.

●	the rights arising from other contractual agreements.

●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of December 31,
		Place of Incorporation and operation	2020			2019
			Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada (3)	Financial automovite	Santiago, Chile	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (4)	Card Operator	Santiago, Chile	99.99	0.01	100.00	-	-	-

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(1) On December 18, 2019, Santander Agente de Valores Limitada changes its business name and the company’s object, to Santander Asesorías Financieras Limitada, and offering financial advice.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	10

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(2) On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage, and supporting banking business company and thus subject to banking regulations. The Banks owns the 50,10% of the company’s capital share.

(3) On November 15, 2019, Financial Market Commission (CMF) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019.

(4) On July 6, 2020, the registration of a new subsidiary and business support company called “Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.” was made.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).

-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).

-	Multiplica SpA (Development card incentive programs).

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation and operation	As of December 31,
			2020	2019
Associates	Main activity		%	%
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	11

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)	Reporting segments

The Bank’s operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i.	the nature of the products and services;

ii.	the nature of the production processes;

iii.	the type or category of customers to whom your products and services are destined;

iv.	the methods used to distribute your products or provide services; and

v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);

ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;

iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 “Effects of Variations in Exchange Rates of the Foreign Currency”, has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “Foreign currency”.

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate (discounted spot) on the month end date. The rate used was Ch$712.47 per US$1 for December, 2020.

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	12

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of December 31, 2020, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	It has been acquired with the purpose of selling it in the short term; or

-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

-	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	13

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

●	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

●	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

●	Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

●	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 8.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	14

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

●	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

●	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of December 31, 2020 and, 2019, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

●	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

●	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

●	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

●	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

●	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	15

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

●	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

vi.	Modified of financial assets

When the contractual modification of the cash flows has its origin in financial difficulties of the counterparty and said flows have been adapted so that it can comply with its payment obligations, this modification will not be considered as substantial and therefore will not imply the cancellation of the current financial instrument.

On the other hand, when the modification of the contractual flows originate for eminently commercial reasons, said modification will be considered as substantial and therefore will imply the cancellation of the original financial instrument and the recognition of a new one. Any difference that is generated between the book value of the derecognized financial instrument and the fair value of the new financial instrument will be recognized in the Consolidated Statement of Income.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes a adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	16

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank’s credit risk assumed by our counterparties.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2020 and 2019, by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	17

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions and macrohedge

The Bank uses financial derivatives for the following purposes:

i.	To sell to customers who request these instruments in the management of their market and credit risks;

ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	18

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv.	Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2020 and 2019, there is not offsetting of financial asset and liability balances.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	19

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.

-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.

-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.

-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.

-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.

-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie’s custody services.

-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.

-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	20

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.

-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie’s brokerage.

-	Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 28.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Statement of the Consolidated Income throughout the life of the loan.

j)	Impairment of Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	21

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leases

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified;

●	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a.	As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	22

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF (ex SBIF), the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

b.	As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease. The Bank recognizes the lease income on a straight-line basis over the lease term.

c.	Third party financing

The Bank recognises the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

m)	Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	23

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established provisions for probable losses in credits and accounts receivable from customers in accordance with the instructions issued by the CMF (ex SBIF) and the credit risk rating and evaluation model approved by the Board of Directors, including the modifications introduced by Circulars N° 3,573 and N° 3,584 and their subsequent amendments which establish the standard method for residential mortgage loans and Circulars N° 3,638 and N° 3,647 related to commercial loans for group portfolio, complement and specify instructions on provisions and credits that make up the impaired portfolio.

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

For the company Santander Consumer Finance Limitada the determination of the provision for credit risk is made using internal models under IFRS 9 to determine the expected losses for this default. These internal models are reviewed monthly and the modifications to said models are approved by the Board of Directors on a quarterly basis, after review and approval by the Company’s General Management. These models collectively evaluate the receivables, for which said loans are grouped based on similar credit risk characteristics, which indicate the debtor’s ability to pay on the entire debt, principal and interest, in accordance with the terms of the contract. In addition, this allows evaluating a large number of transactions with low individual amounts, regardless of whether they belong to individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and each group has a risk level assigned to it. During the first half of 2020, Santander Consumer Finance Limitada carried out a calibration of its credit risk provision models, with the aim of improving the prediction parameters of customer behavior and maintaining the statistical monitoring standards, which resulted in a higher provision with an effect on results of Ch $ 1,900 million.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	24

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	25

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	The debtor has no obligations of the debtor with the Bank more than 30 days overdue;

ii.	the debtor has not been granted loans to pay its obligations;

iii.	at least one of the payments include the amortization of capital;

iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;

v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;

vi.	the debtor does not appear to have bad debts in the information provided by the CMF (ex SBIF), except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	26

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1,0916	21,3407	46,0536	75,1614	100
	Severity (%)	0,0225	0,0441	0,0482	0,0482	0,0537
	Expected Loss (%)	0,0002	0,0094	0,0222	0,0362	0,0537
40%< LTV ≤80%	PNP(%)	1,9158	27,4332	52,0824	78,9511	100
	Severity (%)	2,1955	2,8233	2,9192	2,9192	3,0413
	Expected Loss (%)	0,0421	0,7745	1,5204	2,3047	3,0413
80%< LTV ≤90%	PNP(%)	2,5150	27,9300	52,5800	79,6952	100
	Severity (%)	21,5527	21,6600	21,9200	22,1331	22,2310
	Expected Loss (%)	0,5421	6,0496	11,5255	17,6390	22,2310
LTV >90%	PNP(%)	2,7400	28,4300	53,0800	80,3677	100
	Severity (%)	27,2000	29,0300	29,5900	30,1558	30,2436
	Expected Loss (%)	0,7453	8,2532	15,7064	24,2355	30,2436

LTV = Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647 issued by the CMF, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a.	Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Consolidated Financial Statements December 2020 / Banco Santander-Chile	27

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90
PVB= Current valiue of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is the principal and insterest enforceable	Default days at month closing	Student loans
		CAE	CORFO and other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Impaired portfolio	100.00	100.00
No	N/A	41.60	16.50

Severity (SEV) by stage PVB and type of asset (%)
Is the principal and insterest enforceable	Student loans
	CAE	CORFO and other
Yes	70.90
No	50.30	45.80

c.	Generic comercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee		No guarantee
	PTVG ≤ 100%	PTVG > 100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Consolidated Financial Statements December 2020 / Banco Santander-Chile	28

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other comercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3,20
	60% < PTVG ≤ 75%	20.30	12,80
	75% < PTVG ≤ 90%	32.20	20,30
	90% < PTVG	43.00	27,10
No guarantee		56,90	35.90

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.

ii.	Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.

-	Possible situations that could be causing temporary increases in the values of the guarantees.

-	Limitations on the amount of coverage established in their respective clauses.

d.	Provisions related to financing with a FOGAPE Covid-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of the expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total deductible amount that corresponds to them and proceed as follows, when the expected losses of the operations of a group to which the same percentage of deductible corresponds, determined according to the procedure indicated are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for the guarantee and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided in section 4.1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in separate accounts at that of commercial, consumption and housing provisions. As of December 31, 2020, the Bank has established provisions for this concept of Ch $ 35,879 million (Note N ° 10 and 31).

III.	Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to N°09 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	29

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	30

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events, and

ii.	it is probable that an outflow of resources will be required to settle these obligations and

iii.	the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses

-	Provisions for mandatory dividends

-	Provisions for contingent loan risks

-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	31

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 9, 10, and 31)

-	Impairment losses of certain assets (Notes 8, 8, 10, 11, and 34)

-	The useful lives of tangible and intangible assets (Notes 13, 14 and 34)

-	The fair value of assets and liabilities (Notes 6, 7, 8, 11 and 38)

-	Commitments and contingencies (Note 23)

-	Current and deferred taxes (Note 15)

t)	Non-current assets held for sale

Non-current assets held for sale and discontinued operations

As of December 31, 2020 and 2019, the Bank classified the investments in associates held up to now in Redbanc and Transbank as held for sale, in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, because expects to recover the book value primarily through the sale of these investments. In order to carry out this reclassification, the Bank has ensured that it complies with the requirements established for this:

●	It must be available in its current conditions for immediate sale and its sale must be highly probable.

●	For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.

●	I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell.

As of December 31, 2020, the Bank has classified as “non-current assets held for sale” the investments in Transbank and Redbanc, while Nexus was sold in January 2020. For more information see Note N° 40.

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 2020 the average selling cost has been estimated at 3.2% of the appraisal value (3.1% for December 31, 2019). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a period of one year from their award date. In compliance with the provisions of article 84 of the General Banking Law, those goods that are not sold within said period are punished in a single installment. On March 25, 2020, the CMF the CMF issued circular No. 2247 where it has resolved to grant an additional period of eighteen months for the sale of all assets that financial institutions have received in payment or are awarded between 1 March 2019 until September 30, 2020, also allowing the punishment of said assets to be carried out in installments, proportional to the number of months between the date of receipt and the date set by the bank for disposal.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	32

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of December 31, 2020 and 2019, the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 31, 2020 and 2019, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.

II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.

III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.

IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	Current service cost and any past service cost, which are recognized in profit or loss for the period;

-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;

-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and;(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	33

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z)	New accounting pronouncements

I.	Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Circular N ° 2247 - Updated Compilation of Standards. Chapter 10-1. Assets received in lieu of payment. Long sale period. On March 25, 2020, the CMF issued this circular that grants an additional term of 6 more months (18 total) for the disposal of all assets that financial institutions have received in payment or are awarded between March 1, 2019 until December 31, 2020, also allowing the punishment of such assets to be carried out in installments, proportional to the number of months between the date of their receipt and that set by the bank for their disposal. These measures have been adopted by the Bank immediately.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	34

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 2248 - Updated Compilation of Standards. Chapter 12-1. Equity for legal and regulatory purposes. Treatment of guarantees in favor of third parties in bilateral compensation agreements. On March 30, 2020, the CMF issued this circular modifies the treatment of the derivative variation margin. This topic is not currently addressed in the provisions of Chapter 12-1 of the Updated Compilation of Standards, but is consistent with the provisions of the Basel III Framework, regarding the determination of net exposures of assets and liabilities covered in legally recognized compensation contracts in the jurisdictions to which the parties agree. Specifically, in the case of derivative transactions entered into under a bilateral clearing framework contract, in which the net fair value of the cleared positions is negative, said amount may be deducted from the guarantees established under the contract, at in order to determine the asset subject to risk weighting, provided that the guarantees meet the established conditions. These measures have been adopted by the Bank immediately.

Circular N ° 2250 - Updated Compilation of Standards. Chapter 12-1. Heritage for legal and regulatory purposes. It allows adding a proportion of the State guarantees to the additional provisions. On April 20, 2020, the CMF issued this circular that modifies paragraph 3.1 of Title I of the aforementioned chapter, where it may be added to the additional provisions referred to in letter b), within the limit of 1.25% indicated there., an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE. These measures have been adopted by the Bank immediately.

Circular N ° 2257 - Compendium of Accounting Standards for Banks. It allows the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio. On May 22, 2020, the CMF issued this circular, taking into account the effects that the health crisis caused by the Covid-19 pandemic will have on banking activity and credit risk, this Commission has resolved to review the aforementioned restriction, in accordance with transitory manner and until the full validity of the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess mortgage guarantee associated with housing loans in the standard provision model of the group commercial portfolio in Chapter B-1, determined from the application of a 20% haircut. These measures have been adopted by the Bank immediately.

Circular N ° 2264 - Information on the deductible associated with financing with the FOGAPE covid-19 guarantee. On July 21, 2020, the CMF issued this circular that modifies chapter C-3 of the Compendium of Accounting Standards and the instructions of file C50 on “Operations associated with the COVID-19 credit line for working capital guaranteed by the State”. Adding in the model of statement of financial position the account 1309.1.14 “Provisions for deductible of guarantees FOGAPE Covid-19” and in the model of income statements the account 4500.1.91 “Provisions for deductible of guarantees FOGAPE Covid-19”, while in file C13 it adds field “13. Percentage of the deductible of the state guarantee”. These modifications of chapter C-3 will take effect as of July 2020, and the field of the C50 file must be incorporated for the information referring to the month of July 2020, which is sent on the tenth business day. The Bank has proceeded to implement these regulations immediately.

Circular N ° 2265 - Updated Compilation of Standards, Chapter 12-1. Risk weighting of bank loans guaranteed by the Treasury, Corfo and Fogape. On August 21, 2020, the CMF, in consideration of the situation facing financial markets and audited entities as a result of the health crisis caused by the Covid-19 pandemic, resolved to modify the risk weight of that part of the assets which are guaranteed by the Chilean Treasury, CORFO and FOGAPE, in accordance with the provision of the first transitory article of Law No. 21,130. This new treatment incorporates into category 2 of the classification of risk-weighted assets the amounts of the credits that are guaranteed by the Chilean Treasury, CORFO and FOGAPE, which consequently go from having a weighting for credit risk of 100% to 10%. The Bank has proceeded to implement these regulations immediately.

Circular N ° 2267 - Bank factoring operations. Amends Chapter 8-38 of the Updated Compilation of Standards for banks and Circular N ° 36 for factoring bank affiliates. On August 28, 2020, the CMF issued this letter that allows flexibility in the instructions regarding the discount of invoices by banks and their factoring subsidiaries, allowing the discount of invoices from assignees other than their originator, given the safeguards provided by Law No. 19,983 in force today. This modification is based on the current mechanisms that said law when the requirements for the irrevocability of the acceptance of the invoice by the debtor and the consequent condition of unenforceability that protects the assignees. The Bank has proceeded to implement these regulations immediately.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	35

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 2270 – General criteria and guidelines for determining additional equity requirements as a result of the supervision process pursuant to Title V and Article 66 quinquies of the General Banking Law. On September 11, 2020, the CMF issued this provision, which establishes that, as part of the annual review process, the capital adequacy of banks should be evaluated, both based on compliance with objective regulatory requirements, and to support the risk profile of each institution; considering in the latter case, if the effective equity objective defined by the bank itself, in accordance with the provisions of the new Chapter 21-13, are appropriate to its referred profile. If, as a result of the evaluation process, this Commission determines that a bank requires a higher level of effective equity to face its risks, such measure may be imposed through a well-founded resolution and with the favorable vote of at least four Commissioners, not being able at all If it exceeds 4% of the bank’s risk-weighted assets, net of required provisions. This regulation is effective immediately. The Bank is implementing this regulation in order to meet the stipulated deadlines.

Circular N ° 2272 – Additional basic capital, articles 66 bis and 66 ter of the General Banking Law. Incorporates Chapter 21-12 to the Updated Compilation of Standards. On September 25, 2020, the CMF issued these regulations as part of the Basel III implementation process, incorporating the new Chapter 21-12 to the Updated Compilation of Standards, which establishes the procedures for the calculation, implementation and supervision of the buffers of capital for banks. That is, the “conservation buffer” that corresponds to 2.5% of the bank’s risk-weighted assets, net of required provisions, above the minimum effective equity required according to article 66 of the LGB, and to “ countercyclical buffer” which corresponds to a variable charge that may range between 0% and 2.5% of the bank’s risk-weighted assets, net of required provisions and which, like the conservation buffer, must be constituted with capital ordinary level 1. This standard will be effective as of December 1, 2020. The established requirements must consider the overall consolidated situation of the bank. The Bank is carrying out the implementation of these regulations in order to comply with the stipulated deadlines.

Circular N ° 2273 – Ratio between Basic Capital and Total Assets. Incorporates chapter 21-30 to the Updated Compilation of Standards. Issued on October 5, 2020, this regulation contains the adjustments and conditions necessary to determine the leverage ratio, in accordance with the rest of the regulatory changes associated with the factors and methodology to qualify banks of systemic importance and the determination of your effective equity. The ratio between assets and capital cannot be less than 3% between basic capital and total assets (in force since 1997), however, this modification contemplates the possibility of increasing it to 5% for banks that are classified as systemically important, in line with the Basel III guidelines. This regulation is effective immediately. The Bank is carrying out the implementation of these regulations in order to comply with the stipulated deadlines.

Circular N ° 2274 – Equity for legal and regulatory purposes. Incorporates chapter 21-1 to the Updated Compilation of Standards to replace chapter 12-1. Issued on October 8, 2020, this regulation introduces a calculation methodology based on the Basel III Committee standards to adequately comply with the provisions of article 66, 66bis and 66ter of the LGB. The different elements and levels that make up the assets of the banks are defined according to the capacity to absorb losses, including the adjustments and exclusions of the items of assets or liabilities that must be carried out according to the final paragraph of article 66 of the LGB. The new provisions, which are in force as of December 1, 2020 and contemplate a transition period that will last until December 1, 2025. The Bank is implementing these regulations in order to meet the stipulated deadlines.

Circular N ° 2276 – Circular No. 2,276 - Factors and Methodologies for Banks or Group of Banks rated as systemically important. Incorporates chapter 21-11 to the Updated Compilation of Standards and updates provisions of chapter 12-14. Issued on November 2, 2020, this regulation establishes the degree of systemic importance of a bank, it will be considered an index of systemic importance, determined by the weighted sum of the relative percentage participation of each bank in the factors indicated below:

●	Size - Weighting 30%

●	Local substitutability - Weighting 20%

●	Local interconnection - Weighting 30%

●	Complexity - Weighting 20%

These regulations will come into effect on December 1, 2020, and the first resolution that qualifies the banks’ systemic importance quality will be issued in March 2021, with information from 2020. The additional capital requirement must be established at the rate of a 25% of the required level on December 1, 2021, 50% on December 1, 2022, 75% on December 1, 2023 and 100% on December 1, 2024. The Bank is implementing this regulation of way of meeting the stipulated deadlines.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	36

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 2279 - Preferred shares, Bonds without a fixed maturity term and Subordinated Bonds. Incorporates Chapters 21-2 and 21-3 to the Updated Compilation of Standards. Issued on November 24, 2020, this regulation incorporates the following chapters to the RAN:

- Chapter 21- 2 “Additional level 1 capital instruments for the constitution of effective equity: preferred shares and bonds without a fixed maturity term”, this contains the minimum requirements and conditions that preference shares and bonds without expiration term must have (AT1, additional capital instruments level 1). It establishes requirements for the cancellation of dividends and / or interests, and loss absorption mechanisms, purchase and redemption conditions, among others. It is effective as of December 1, 2020, but allows - as a transitory provision - to compute as equivalents of AT1 instruments the subordinated bonds that meet the requirements of Chapter 21-3 RAN and voluntary provisions with a limit of 1.5% of the APR, net of provisions. This will be applicable the first year, and will decrease progressively, reducing by 0.5% each year, until reaching 0% in 4 years.

- Chapter 21-3 “Capital instruments Level 2 (T2) for the constitution of effective equity: Subordinated bonds”, this will replace Chapter 9-6 of the RAN as of December 1, 2020 and establishes minimum requirements to be part of the effective equity. Likewise, it establishes requirements for subordinated bonds with clauses of convertibility into shares. It also prohibits subordinated bonds from being acquired by banks, subsidiaries or associates. It applies from December 1, 2020 - as a transitory provision - the issuance of subordinated bonds in force, which do not comply with the conditions established in this chapter, will continue to be recognized as part of the bank’s effective equity from December 1, 2020, but the recognition ratio will decrease by 10% annually with respect to the estimated computable amount each year. The Bank is carrying out the implementation of these regulations in order to comply with the stipulated deadlines.

Circular N ° 2280 - Standardized methodology for calculating assets weighted by operational risk. Incorporates chapter 21-8 to the Updated Compilation of Standards. Issued on December 1, 2020, this regulation establishes that, for the calculation of operational risk, a single standard method is established, in accordance with the recommendations of the Basel Committee on Banking Supervision, not allowing the use of its own methodologies that are The second paragraph of article 67 refers. The regulatory standard contained in the new Chapter 21-8 computes assets weighted by operational risk from two components. The first component is a business indicator, prepared with information from the financial statements of each bank (BIC, for its acronym in English); and the second, an adjustment factor made from operating losses experienced in the last 10 years (ILM). These regulations will enter into force on December 1, 2020. Likewise, it was established that until December 1, 2021, assets weighted by operational risk will be equal to 0. The Bank is implementing this regulation in order to comply with with the stipulated deadlines.

Circular N ° 2281 - Determination of Assets Weighted by Credit Risk. Incorporates Chapter 21-6 to the Updated Compilation of Standards. Issued on December 1, 2020, this standard is based on the international standards proposed by the Basel Committee on Banking Supervision in 2017, whose standard method is more sensitive to risk, since it has categories that depend on the type of counterparty and different risk factors, together with the possibility of reducing the weights that are applicable to each type of asset, when they are considered credit risk mitigators, such as the case of compensation agreements, endorsements and sureties, financial guarantees or compensations in balance. In addition, this new framework will allow the use of internal methodologies, subject to compliance with the minimum requirements set forth in the same chapter, which also considers maintaining a management level of at least category B in the latest Commission evaluation. On a temporary basis, it establishes that the calculation of APRCs is carried out in accordance with the current provisions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021. In addition, it includes treatment for agreements and modifies B-1 to agree definitions of group and contingent portfolio. The Bank is carrying out the implementation of these regulations in order to comply with the stipulated deadlines.

Circular N ° 2282 - Circular No. 2,282 - Incorporates chapter 21-7 on the determination of assets weighted by market risk to the Updated Compilation of Standards. Issued on December 1, 2020, the provisions contained in the new chapter only contemplate the definition of a standardized methodology, designed to cover the banks’ market risk, in whose determination the standards proposed by the Basel Committee in 2019. The market risk weighting model applies to financial instruments classified in the trading book and has a general market component, associated with movements in reference interest rates, foreign currencies, raw materials and stock prices; and a specific component, associated with idiosyncratic aspects of the issuer, such as credit spread and default. Also, the risk of foreign currency and raw materials is considered for the positions in the book of banking. This regulation is effective as of December 1, 2020, however, it contemplates a transitory provision that considers a market risk weight equal to zero until December 1, 2021. The Bank is implementing this regulation of way to meet the stipulated deadlines

Consolidated Financial Statements December 2020 / Banco Santander-Chile	37

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. Accounting Standards issued by the International Accounting Standards Board

Conceptual framework for financial reporting 2018 - This framework was issued on March 29, 2018, and its purpose is to: (a) assist the IASB in the development of IFRS regulations on a consistent basis of concepts, (b) assist preparers in the development of consistent accounting policies when there is no standard that applies to a particular transaction or other event, or when a standard allows a series of accounting policies; and (c) assist the parties in the understanding and interpretation of the regulations.

The revised framework includes a new chapter on measurement, guidelines for reporting financial performance, improvements to definition and guidance, and clarifications of important issues (for example: management functions, prudence and measurement of uncertainties in financial reporting).

The IASB also included an amendment that updates references to the framework in certain standards. These amendments are effective for annual periods beginning on January 1, 2020. Bank Management is evaluating the potential impact of this modification.

Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications:

(a)	Clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products;

(b)	eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products;

(c)	add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d)	restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; y

(e)	they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business.

Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition.

This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. Permit your anticipate app. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Modifications to IFRS 9, IAS 39 and IFRS 7 – Reference interest rate reform – On September 26, 2019, IASB published this modification that requires additional disclosures regarding the uncertainty generated by the reform at a reference interest rate, this publication constitutes the first reaction to the potential effects that the reform would generate to the IBOR in the states financial and modifies the specific accounting requirements of cash flow hedge coverage assuming that the reference interest rate is not modified as a result of its reform. These modifications are effective as of January 1, 2020 with retroactive effect, and early application allowed. The implementation of this standard does not have a material impact on the Bank’s financial statement.

Amendment to IFRS 16 - Rental concessions related to Covid-19. On May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank’s Consolidated Financial Statements.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	38

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II.	New accounting standards and instructions issued by both the Commission for the Financial Market (CMF) and by the International Accounting Standards Board that have not come into effect as of December 31, 2020.

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them, which were not mandatory as of December 31, 2020. Although in some cases the early application is permitted by the IASB, the Bank has not taken that option.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Circular N ° 2243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB), which mainly incorporates the new modifications introduced by the International Accounting Standards to the international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or precisions due to the need to follow more prudential criteria (ie. Chapter 5 of impairment of IFRS 9) that are detailed in chapter A-2. The amendments seek greater convergence with IFRS, improve financial information disclosures and contribute to the transparency of the banking system. On April 20, 2020, the CMF issued Circular No. 2249 that postpones the entry into force of the new CNCB from January 1, 2011 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. Additionally, the change of criteria for the suspension of the recognition of income for interest and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any previous month as of such date, recording the impact against equity and revealing the date on which this criterion was adopted.

During 2020, the Bank has conducted an implementation plan for the new compendium based on a diagnosis where, through an exhaustive analysis, it allowed us to determine the impacts generated at the systems level, availability of information, chart of accounts, financial statements and disclosures., among others and to be able to elaborate an implementation plan and governance of the project that allows us to dimension the tasks to be executed, deadlines and necessary efforts, and to be able to control this process in an optimal way, communicating the advances and situations identified to the senior administration, which it is strongly involved in this process. At the end of 2020, we observed significant progress in the defined implementation plan, where we do not see major inconveniences to face its culmination during 2021.

Circular N ° 2283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards. Issued on December 1, 2020, this regulation introduces the requirements for banking institutions to disclose information regarding their position and capital structure in a single format, in order to reduce information asymmetries. To do this, banking entities must publish the Pillar 3 document independently or together with their financial statements, reporting each of the tables and forms established in the standard, this will allow the market and users of the information a better evaluation of the situation of each entity when knowing the risk profile of local banking institutions. This regulation becomes effective as of December 1, 2022, and must be published for the first time in 2023 (1st quarter). The Bank is evaluating the impact of this regulation and will include it in the work table on the subject.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, “Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation” was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2021, except in relation to the impairment of financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5.4.3. and 5.4.4. regarding placements (“Debt from Banks” and “Credits and accounts receivable from customers”, or contingent credits), since the criteria for these topics are defined in chapters B-1 and B-3 of the aforementioned Compendium.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	39

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued “Effective Date of Amendment to IFRS 10 and IAS 28” indefinitely postponing the entry into force of this standard.

IFRS 17 Insurance Contracts - This regulation issued on May 18, 2017, establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued. It also requires similar principles to apply to reinsurance contracts held and investment contracts issued with discretionary participation components. IFRS 17 supersedes IFRS 4 Insurance Contracts.

IFRS 17 will apply to annual periods beginning on or after January 1, 2021. Its early application is permitted. This rule does not apply directly to the Bank, however, the Bank has an interest in the insurance business and will ensure that this rule is applied correctly and in a timely manner.

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. The Bank’s administration will evaluate the impact that this rule will have on the presentation of the statement of situation.

Annual Improvements to IFRSs 2018-2020. On May 15, 2020, the IASB issued the following improvements:

-	IFRS 1 First Adoption of IFRS’s - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16 (a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.

-	IFRS 9 Financial Instruments - Fees in the “10% test” for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the “10% test” in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. A entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.

-	IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.

-	IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not set an effective date. The Bank’s management will evaluate the impact that this standard will have on the presentation of the situation.

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank’s administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1 2022, with early application allowed. The Bank’s management will evaluate the impact that this standard will have on the presentation of the statement situation.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	40

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank’s management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Reform of the benchmark interest rate. Phase 2 - On August 27, 2020 the IASB has finalized its response to the ongoing rate reform of interbank offer (IBOR) and other reference interest rates by issuing a package of amendments to IFRS Standards. The The amendments are intended to help companies provide investors with useful information on the effects of the reform on the states financial institutions of those companies. The amendments complement those issued in 2019 and focus on the effects on the financial statements when a company replaces the rate of reference interest for an alternative reference rate as a result of the reform.

The modifications of this final phase refer to:

●	changes in contractual cash flows: a company will not have to derecognise or adjust the carrying amount of instruments due to the changes required by the reform, but will update the effective interest rate to reflect the change to the reference rate alternative;

●	hedge accounting - a business will not have to discontinue its hedge accounting just because it makes the changes required by the reform, if the hedge meets the other hedge accounting criteria; Y

●	disclosures: a company will be required to disclose information about new risks arising from the reform and how it manages the transition at alternative reference rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, and early adoption is permitted. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank’s work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted / identified risk areas, which will allow us to face the challenges imposed by the changes in the reference rates.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	41

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 02
ACCOUNTING CHANGES

As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	42

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 03
SIGNIFICANT EVENTS

As of December 31, 2020, the following significant events have occurred and affected the Bank’s operations and Consolidated Financial Statements.

a)	The Board

On March 23, 2020, in an extraordinary session of the Board of Directors, it was agreed to modify the summons to the Ordinary Shareholders Meeting, initially scheduled for April 21, 2020 and to establish a new date for April 30, 2020, with the in order to propose a new distribution of profits and payment of dividends, taking it from the 60% originally proposed to 30% of the retained earnings as of December 31, 2019 equivalent to $ 0.87891310 per share and to propose that 30% of the profits for the fiscal year 2019 is destined to retained earnings and the remaining 40% is destined to increase the Bank’s reserves.

In accordance with Chilean laws, the Board of Directors of Banco Santander agreed, on the session held on October 21, 2020, to call an Extraordinary Shareholders’ Meeting for November 26, 2020 in order to discuss the proposed distribution of a dividend of $0.87891310 Chilean pesos per share, corresponding to 30% of the profits for the year 2019, which are classified as retained profits in the Bank’s equity, taking into account that, the ratio between the Bank’s regulatory capital and its riskweighted assets reached 15.13%, and the ratio between basic capital and its risk-weighted assets was 10.70% as of September 30, 2020.

b)	Shareholders Meeting

At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 30, 2020, together with approving the Financial Statements for the year 2019, it was agreed to distribute 30% of the net profits for the year (which are called in the financial statements “ Profit attributable to equity holders of the Bank”), which amounted to $ 552,093 million. Said profits correspond to a dividend of $ 0.87891310 for each share. Likewise, it was approved that the remaining 40% of the profits be destined to increase the Bank’s reserves and the remaining 30% be destined to retained earnings from previous years.

Board Election: the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Regular Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, who will hold their positions for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the appointment of PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2020 financial year is approved.

At the Extraordinary Shareholders’ Meeting of Banco Santander held on November 26, 2020, the members agreed to distribute a dividend of $0.87891310 Chilean pesos per share, corresponding to 30% of the retained earnings for 2019, which was paid on the following banking business day after the meeting date.

c)	COVID-19

Coronavirus COVID-19 or SARS CoV-2 is a highly contagious infectious disease, which was first detected in Wuhan, China during December 2019. Subsequently, on March 11, 2020, the Organizacion Mundial de la Salud (OMS) declared as a pandemic. In Chile, on March 18, 2020, the President of the Republic decreed a state of national catastrophe to implement sanitary and economic measures in this regard.

As a consequence of this pandemic, there have been falls in the financial markets and an increasing threat of recession. To mitigate this impact, local and international organizations have published certain aid measures.

On March 23, 2020, the CPM published a package of measures aimed at granting greater flexibility to the financial system:

●	Regulatory treatment that facilitates the possibility of deferring up to three installments in the payment of mortgage loans.

●	Facilities for banks to make loan terms for SME debtors more flexible up to 6 months.

●	Possibility of using surplus mortgage guarantees to guarantee loans to SMEs.

●	Extension of terms for the disposal of Assets received in lieu of payment (Circular No. 2247, see Note 1 letter z).

●	Treatment of the variation margin of derivatives (Circular N ° 2248, see Note 1 letter z and Note N ° 22 Basel capital requirements).

On April 2, 2020, the CMF published additional transitory measures for the treatment of provisions. The new measures seek to provide an accounting framework for the rescheduling of credit, facilitate its conditions and avoid computing higher provisions.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	43

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 03
SIGNIFICANT EVENTS, continued

The exceptional treatment will be in force until July 31, 2020 and considers the freezing of provisions in the following situations:

●	Mortgage: the maximum grace period or dividend extension will be 6 months for those debtors who are up to date or have a arrears not exceeding 30 days within the period of validity indicated.

●	Commercial: the maximum grace or extension period will be 4 months for those debtors who are up to date or have a default of no more than 30 days or a fee within the indicated period of validity.

●	Consumer: the maximum grace or extension period will be 3 months for those debtors who are up to date or have a default of no more than 30 days within the indicated period of validity.

In addition, the CMF requests that measures be taken to facilitate customer and user service, and maintain adequate risk management policies and establish prudent dividend distribution policies, given the situation.

On April 12, 2020, the Government of Chile announced a program, prior agreement with the country’s main banks, to provide access to Fogape Covid-19 lines that provide working capital financing with better conditions (rate and grace period) to natural or legal persons, who are entrepreneurs or companies, that have been affected as a result of the pandemic. In relation to the credits that are granted under the Fogape Covid-19 program, the provisions of the credits in installments of the debtor that are rescheduled, and that meet the established conditions, may remain constant during the grace or rescheduling period that granted by the financial institution. This for up to a period of six months. For its part, the Bank has conducted exhaustive reviews of the rescheduled portfolio and Fogape operations, and has decided to establish additional provisions (see letter g).

The aid measures that the Bank has granted in the current pandemic context are classified into new operations granted under Fogape guarantees and rescheduled operations:

Covid-19	As of December 31, 2020
MCh$
Operations with Fogape guarantee	2,076,119
Reschedulings	9,098,028

The rescheduling mainly affected mortgage operations, and included the rescheduling of principal, interest, readjustments and related insurance. The rescheduled installments were added at the end of the original maturity of the operation.

The vaccination plan against COVID-19 began on December 24, 2020, with the first arrival of 9,750 doses of the vaccine from the Pfizer BioNtech laboratory. As of December 31, 2020, Chile had received 154,050 doses of the Pfizer BioNtech vaccine, for the vaccination plan in all regions of the country, and will receive more than 6.5 million doses of the AstraZeneca / Oxford vaccine during the first quarter of 2021 and more than 10 million of Coronavac vaccines, to continue the vaccination plan in its next stages. At the time of publication of these financial statements, 2,320,696 people have been vaccinated in Chile, which represents 13% of the population. During the first quarter of 2021, it is expected to vaccinate around 5 million people and reach 80% of the population, that is, approximately 15 million people, by the end of the first half of 2021.

Central Bank of Chile

On April 9, 2020, the Central Bank of Chile (BCCh) announced new measures to support the operation of financial markets, which are indicated below:

●	Extension of terms in liquidity management programs in pesos and dollars through REPO, FX - Swap operations to 4,000 million and US $ 4,500 million in NDF.

●	Transitory modification of the monetary reserve regulations, expanding the constitution of the reserve requirement in foreign currency obligations from US dollars to euros, yen and Chilean pesos.

●	Temporary adjustment of liquidity requirements for banking companies, suspending compliance with the requirements for mismatches of terms (30 and 90 days) and making it easier to regulate and comply with the short-term liquidity limit (LCR), in coordination with the CMF, which will remain 70% of by 2020.

d)	Laws and Regulation

On February 24, 2020, the law that modernizes the tax system is published in the Official Gazette. Among other aspects, this new regulation implies modifications to the Income Tax Law, modifications to the Value Added Tax (VAT) and modifications to the Tax Code.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	44

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 03
SIGNIFICANT EVENTS, continued

On March 30, 2020, the CMF reports flexibility in the implementation deadlines of Basel III. In coordination with the Central Bank of Chile, they resolved to postpone by one year the implementation of the capital requirements required by the regulation and to maintain the general regulatory framework in force for bank capital requirements until December 2021.

At the end of March 2020, the Central Bank established the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Line of Credit (LCL) programs. These are lines for banks, with resources and incentives for them to continue financing and refinancing loans to households and companies, especially those that do not have access to the capital market. The initial amount is equivalent to US $ 4.8 billion and may increase, as loans increase. In turn, the additional line has a growth margin of four times the initial line, equivalent to US $ 19.2 billion, which would bring the total closer to US $ 24 billion. This measure also considers the expansion of collateral to access this facility, including a portfolio of commercial loans of individual evaluation, categories A1 to A3.

On April 20, 2020, the CMF announced that it would postpone the entry into force of the new CNCB from January 1, 2022 with a transition date of January 1, 2021 for purposes of comparative financial statements in March 2022. However, the change of criteria for the suspension of the recognition of income for interests and readjustments (chapter B-2), must be adopted no later than January 1, 2022, with the transition date the beginning of any month prior to such date, recording impact against equity and revealing the date on which this criterion was adopted.

On May 29, 2020, Law No. 21234 was published, which limits the liability of holders or users of payment cards and electronic transactions in the event of loss, theft, theft or fraud. The Law establishes that the burden of proof for operations that the user is unaware of having authorized will always fall on the issuer. The only record of the operations will not be enough, necessarily, to demonstrate that it was authorized by the user, nor that the user acted with fault or carelessness that are attributable to him. The issuer must proceed to cancel charges or restitution of funds within a period of 5 business days from the date of the claim, if the amount is less than 35 UF or 7 additional days for higher amounts. Additionally, issuers are prohibited from offering insurance whose coverage corresponds to risks that must be assumed by the issuer in accordance with the new law.

Financial portability: The Law that regulates the financial portability of clients was published in the Official Gazette on June 9, 2020 with effect from 90 days later. The main purpose of this Law is to facilitate the client’s change of financial provider. The Bank is adjusting its processes and controls to comply with the aforementioned Law.

e)	Companies

On March 20, 2020, Klare Corredora de Seguros S.A. received notification from the CMF of its registration in the Registry of Assistants of the Insurance Trade as a General and Life Insurance Broker. Currently the company operates under the modality of a 100% digital Insurance Broker.

On July 6, 2020, it was communicated through an essential event that Banco Santander Chile has attended the registration of a new company called “Sociedad operadora de Tarjeta de Pago Santander Getnet Chile SA”, prior authorization granted by the CMF through of Resolution No. 3223 dated June 30, 2020, whose purpose is the operation of credit cards, debit cards and payment cards with provision of funds, in accordance with the provisions of the regulations of the Central Bank of Chile and the CMF. This is a subsidiary company and support to the business of Banco Santander-Chile, which has a 99.99% stake together with Santander Asesorias Financieras Limitada with a 0.01% stake.

A Material Event published on December 22, 2020, disclosed that “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” called for an Extraordinary Shareholders’ Meeting for January 7, 2021. The purpose was to discuss the monetary contribution and the analysis and appraisal of the assets that shareholders will contribute, account for the operations in scope of Title XVI of Law 18,046, and other social interest agreements and granting powers to comply with the resolutions reached in this meeting.

On December 30, 2020, Banco Santander-Chile, made a capital contribution to “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A.”.

f)	Issuance of bank bonds

f.1)	Senior bonds

During December 2020, the Bank has issued current bonds for USD 750,000,000. The detail of the placements made during the current year is included in Note 19.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD	USD	5	2.70	01-07-2020	750,000,000	01-07-2025
Total	USD				750,000,000

Consolidated Financial Statements December 2020 / Banco Santander-Chile	45

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 03
SIGNIFICANT EVENTS, continued

f.2)	Subordinated bonds

During December 2020, the Bank has issued current bonds for USD 200,000,000 and UF 5,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
USD	USD	10	3.79	01-21-2020	200,000,000	01-21-2030
Total	USD				200,000,000
USTDW20320	UF	15 and 3 months	3.50	03-01-2020	5,000,000	09-01-2035
Total	UF				5,000,000

g)	Others

The Bank’s Board of Directors approved the constitution of additional voluntary provisions in order to mitigate eventual future effects of the current health crisis on the Bank’s loan portfolio, these are the dates and amounts of approval:

●	June 2020 for MCh $ 30,000.

●	July 2020 for MM $ 30,000.

●	October 2020 for MM $ 25,000.

●	December 2020 for MM $ 25,000.

The additional provisions were distributed in MCh $ 90,000 for provisions on the commercial portfolio, MCh $ 10,000 for provisions on the mortgage portfolio and MCh $ 10,000 for provisions on the consumer portfolio.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	46

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 04
REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. A business segment comprises clients to whom a differentiated product offering is directed but which are homogeneous in terms of their performance and which is measured in a similar way.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of December 31, 2020.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	47

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 04
REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of December 31, 2020 and 2019:

		December 31, 2020
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	24,279,248	1,049,543	213,431	28,051	(253,261)	(596.464)	441.300
Middle-market	8,136,402	346,225	38,335	18,311	(105,846)	(91.132)	205.893
Global Corporate Banking	1,704,494	114,229	23,180	78,165	(49,295)	(72.715)	93.564
Other	289,026	83,851	(7,668)	17,058	(102,671)	(8.235)	(17.665)

Total	34,409,170	1,593,848	267,278	141,585	(511,073)	(768.546)	723.092

Other operating income							21,652
Other operating expenses							(92,446)
Income from investments in associates and other companies							1,388
Income tax expense							(131,123)
Result of continuous operations							522,563
Result of discontinued operations							-
Net income for the period							522,563

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	48

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 04
REPORTING SEGMENTS, continued

		December 31, 2019
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	22,918,568	960,248	230,627	30,097	(374,642)	(575.511)	270.819
Middle-market	8,093,496	298,587	38,712	17,178	(42,812)	(97.054)	214.611
Global Corporate Banking	1,671,662	98,154	29,103	94,761	(758)	(65.343)	155.917
Other	48,009	59,862	(11,356)	64,983	(2,235)	(11.953)	99.301

Total	31,905,205	1,041,030	210,384	152,575	(268,443)	(560,780)	574,766

Other operating income							24,598
Other operating expenses							(63,747)
Income from investments in associates and other companies							1,146
Income tax expense							(150,168)
Result of continuous operations							552,477
Result of discontinued operations							1,699
Net income for the period							554,176

(1)	Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2)	The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3)	The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	49

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 05
CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Cash and deposit in banks
Cash	665,397	861,178
Deposit in the Central Bank of Chile	1,313,394	1,731,079
Deposit in domestic banks	1,571	948
Deposit in foreign banks	822,926	961,315
Subtotal	2,203,288	3,554,520

Cash items in process of collection, net	91,332	156,814

Cash and cash equivalents	2,894,620	3,711,334

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	137,396	217,394
Funds receivable	315,567	137,668
Subtotal	452,963	355,062

Liabilities
Funds payable	361,631	198,248
Subtotal	361,631	198,248

Cash items in process of collection, net	91,332	156,814

Consolidated Financial Statements December 2020 / Banco Santander-Chile	50

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	419	1,952
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	131,827	268,252
Subtotal	132,246	270,204

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	1,472	-
Other Chilean securities	-	-
Subtotal	1,472	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	133,718	270,204

As of December 31, 2020 and 2019, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	51

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTA 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS

a)	As of December 31, 2020 and 2019, the Bank does not have investment under resale agreements.

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2020 and 2019, obligations related to instruments sold under repurchase agreements are as follows:

As of December 31,
	2020				2019
	From 1 day and less tan 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$	From 1 day and less than 3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Securities from the Chilean Govemment and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	461,961	-	-	461,961	-	-	-	-
Other securities from the Govemment and the Chilean Central Bank	507,448	-	-	507,448	379,891	33	-	379,924
Subtotal	969,409	-	-	969,409	379,891	33	-	379,924
Instruments from other domestic institutions:
Timedeposits in Chilean fiancial institutions	399	-	-	399	127	4	-	131
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	399	-	-	399	127	4	-	131
Foreign financial securities:			-				-
Foreign govemment or central bank securities	-	-	-	-	-	-	-	-
Other foreign Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:	-	-	-	-	-	-	-	-
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
			-				-
Totales	969,808	-	-	969,808	380,018	37	-	380,055

Consolidated Financial Statements December 2020 / Banco Santander-Chile	52

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTA N°07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2019 and 2018, value at fair value:

	As of December 31,
	2020			2019
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities from the Chilean Govemment and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	461,965	-	461,965	-	-	-
Other securities from the Govemment and the Chilean Central Bank	507,543	-	507,543	379,924	-	379,924
Subtotal	969,508	-	969,508	379,924	-	379,924
Other Chilean securites:
Time deposits in Chilean financial institutions	399	-	399	131	-	131
mortgage finance bond of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	399	-	399	131	-	131
Foreign financial securities:
Foreign Central Bank and Government securities	-	-	-	-	-	-
Other Foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Totales	969,907	-	969,907	380,055	-	380,055

Consolidated Financial Statements December 2020 / Banco Santander-Chile	53

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2020 and 2019, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Call interest rate options	-	-	-	-	-	-
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

Consolidated Financial Statements December 2020 / Banco Santander-Chile	54

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2019
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	381,638	317,610	1,847,138	2,546,386	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	14,628,050	226,870	295,281
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	788,646	1,181,594	15,204,196	17,174,436	266,330	329,545

Cash flow hedge derivatives
Currency forwards	99,105	1,018,656	768,256	1,886,017	4,131	3,505
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	2,266,907	1,938,222	10,848,233	15,053,362	106,413	43,183
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,366,012	2,956,878	11,616,489	16,939,379	110,544	46,688

Trading derivatives
Currency forwards	28,472,586	18,508,702	7,679,464	54,660,752	1,023,683	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	146,680,442	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	141,390,865	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	146,787	5,176	240
Call interest rate options	-	-	-	-	-	-
Put currency options	16,409	41,872	80,655	138,936	190	483
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	52,912,177	79,947,958	210,157,647	343,017,782	7,771,734	7,014,421

Total	56,066,835	84,086,430	236,978,332	377,131,597	8,148,608	7,390,654

Consolidated Financial Statements December 2020 / Banco Santander-Chile	55

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Microhedge accounting

Fair value microhedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of December 31, 2020 and 2019, classified by term to maturity are as follows:

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Chilean Sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage finance bonds	-	918	-	-	918
American treasury bonds	-	-	178,118	-	178,118
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Obligations with Banks:
Interbank loans	-	-	-	-	-
Central bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Chilean Sovereign bonds	-	-	5,605	394,690	400,295
Mortgage financing bonds	-	2,728	-	-	2,728
American treasury bonds	-	-	149,474	37,369	186,843
Chilean General treasury bonds	-	289,369	-	-	289,369
Central bank bonds	-	254,685	-	-	254,685
Time deposits and other demand liabilities
Time deposits	685,259	281,921	225,515	-	1,192,695
Issued debt instruments
Senior bonds	651,681	1,133,698	2,253,892	3,324,099	7,363,370
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,336,940	1,962,401	2,634,486	3,756,158	9,689,985
Hedging instrument
Cross currency swaps	637,692	1,602,401	2,229,407	3,324,099	7,793,599
Interest rate swaps	699,248	360,000	405,079	432,059	1,896,386
Total	1,336,940	1,962,401	2,634,486	3,756,158	9,689,985

Consolidated Financial Statements December 2020 / Banco Santander-Chile	56

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow microhedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of December 31, 2020 and 2019, and the periods when the cash flows will be generated are as follows:

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits (ASI)	-	-	42,532	-	42,532
Chilean Sovereign bonds	-	-	-	-	-
Chilean Central Bank bonds	-	175,875	891,791	196,428	1,264,094
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	3,334,734	1,505,595	1,995,156	3,136,962	9,972,447
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits	-	-	-	-	-
Chilean Sovereign bonds	-	-	82,727	-	82,727
Chilean Central Bank bonds	-	-	267,286	225,981	493,267
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	358,118	341,283	-	-	699,401
Senior bonds (fixed rate)	803,596	1,696,595	1,152,461	1,069,511	4,722,163
Interbank borrowings
Interbank loans	826,442	142,932	-	-	969,374
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379
Hedging instrument
Cross currency swaps	4,205,129	2,918,149	3,497,630	4,432,454	15,053,362
Currency forwards	1,117,761	768,256	-	-	1,886,017
Total	5,322,890	3,686,405	3,497,630	4,432,454	16,939,379

Consolidated Financial Statements December 2020 / Banco Santander-Chile	57

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1)	Forecasted cash flows for interest rate risk:

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	25,328	10,220	217	-	35,765
Outflows	(356,683)	(245,480)	(154,689)	(163,151)	(920,003)
Net flows	(331,355)	(235,260)	(154,472)	(163,151)	(884,238)

Hedging instrument
Inflows	356,683	245,480	154,689	163,151	920,003
Outflows (*)	(25,328)	(10,220)	(217)	-	(35,765)
Net flows	331,355	235,260	154,472	163,151	884,238

(*)	Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2)	Forecasted cash flows for inflation risk:

As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	58

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	74,574	109,486	216,972	422,362	823,394
Outflows	(19,466)	(50,151)	(33,140)	(52,880)	(155,637)
Net flows	55,108	59,335	183,832	369,482	667,757

Hedging instrument
Inflows	19,466	50,151	33,140	52,880	155,637
Outflows	(74,574)	(109,486)	(216,972)	(422,362)	(823,394)
Net flows	(55,108)	(59,335)	(183,832)	(369,482)	(667,757)

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2020 and 2019, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of December 31, 2020 and 2019, and is as follows:

	As of December 31,
Hedged item	2020	2019
	MCh$	MCh$

Interbank loans	(962)	(1,872)
Issued debt instruments	(6,990)	(16,345)
Available for sale investments	(25,833)	(2,905)
Loans and accounts receivable from customers	(102,980)	(19,313)
Net flows	(136,765)	(40,435)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of December 31,
	2020	2019
	MCh$	MCh$

Bond hedging derivatives	(3,149)	(120)
Interbank loans hedging derivatives	1	(955)
Cash flow hedge net income	(3,148)	(1,075)

(*)	See Note 24 “Equity”, letter e).

e)	Net investment hedges in foreign operations:

As of December 31, 2020 and 2019, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	59

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macrohedges

The Bank has macrocoverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio, the following is the detail,

	Notional amount
As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Currency forwards	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

	Notional amount
As of December 31, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	633,300	1,189,037	1,545,239	3,466,875	6,834,451
Commercial loans	-	600,000	50,000	-	650,000
Total	633,300	1,789,037	1,595,239	3,466,875	7,484,451
Hedging instrument
Cross currency swaps	633,300	1,189,037	1,545,239	3,466,875	6,834,451
Currency forwards	-	600,000	50,000	-	650,000
Total	633,300	1,789,037	1,595,239	3,466,875	7,484,451

As of December 31, 2020 and 2019, MCh $ 327,938 and MCh $ 210,867 are presented in “other assets” for the valuation of the net assets or liabilities hedged at fair value in a macro hedge (Note No. 16).

Consolidated Financial Statements December 2020 / Banco Santander-Chile	60

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 09

INTERBANK LOANS

a)	As of December 31, 2020 and 2019, the balances for “Interbank loans” are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Foreign trade credits Chilean exports	4,591	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	(4)	-

Foreign interbank loans
Interbank loans – Foreign	14,339	14,852
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(6)	(19)

Total	18,920	14,833

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of December 31,
	2020			2019
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	19	19	-	29	29
Charge-offs	-	-	-	-	-	-
Provisions established	9	21	30	-	55	55
Provisions released	(5)	(34)	(39)	-	(65)	(65)

Total	4	6	10	-	19	19

Consolidated Financial Statements December 2020 / Banco Santander-Chile	61

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2020 and 2019, the composition of the loan portfolio is as follows:

As of December 31, 2020	Assets before allowances				Established Allowances
	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans (*)	12,080,177	700,855	778,863	13,559,895	(268,296)	(252,388)	(520,684)	13,039,211
Foreign trade loans	1,002,748	195,262	41,261	1,239,271	(56,499)	(3,513)	(60,012)	1,179,259
Checking accounts debtors	104,216	9,389	12,005	125,610	(4,553)	(7,225)	(11,778)	113,832
Factoring transactions	488,633	5,195	3,851	497,679	(5,839)	(653)	(6,492)	491,187
Student Loans	56,040	-	7,340	63,380	-	(3,630)	(3,630)	59,750
Leasing transactions	1,119,641	153,005	82,511	1,355,157	(17,001)	(8,002)	(25,003)	1,330,154
Other loans and account receivable	171,523	2,172	22,849	196,544	(5,461)	(13,629)	(19,090)	177,454
Subtotal	15,022,978	1,065,878	948,680	17,037,536	(357,649)	(289,040)	(646,689)	16,390,847

Mortgage loans
Loans with mortgage finance bonds	7,428	-	381	7,809	-	(45)	(45)	7,764
Mortgage mutual loans	91,115	-	1,845	92,960	-	(329)	(329)	92,631
Other mortgage mutual loans	11,906,388	-	404,668	12,311,056	-	(60,907)	(60,907)	12,250,149
Subtotal	12,004,931	-	406,894	12,411,825	-	(61,281)	(61,281)	12,350,544

Consumer loans
Installment consumer loans	3,454,520	-	234,072	3,688,592	-	(247,223)	(247,223)	3,441,369
Credit card balances	1,118,130	-	7,778	1,125,908	-	(16,923)	(16,923)	1,108,985
Leasing transactions	3,105	-	16	3,121	-	(35)	(35)	3,086
Other consumer loans	121,411	-	1,847	123,258	-	(4,660)	(4,660)	118,598
Subtotal	4,697,166	-	243,713	4,940,879	-	(268,841)	(268,841)	4,672,038

Total	31,725,075	1,065,878	1,599,287	34,390,240	(357,649)	(619,162)	(976,811)	33,413,429

(*)	Contains fogape provisions for Ch $ 35,789 million.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	62

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2019	Assets before allowances				Established Allowances
	Normal portfolio	Substandar portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	10,469,840	608,266	698,110	11,776,216	(154,666)	(229,722)	(384,388)	11,391,828
Foreign trade loans	1,520,321	152,811	40,501	1,713,633	(48,055)	(5,081)	(53,136)	1,660,497
Checking accounts debtors	169,328	12,956	14,609	196,893	(3,686)	(9,464)	(13,150)	183,743
Factoring transactions	479,240	6,927	3,233	489,400	(5,134)	(1,104)	(6,238)	483,162
Student Loans	62,308	-	8,965	71,273	-	(4,858)	(4,858)	66,415
Leasing transactions	1,210,854	123,645	90,363	1,424,862	(18,247)	(9,345)	(27,592)	1,397,270
Other loans and account receivable	211,470	1,490	29,594	242,554	(6,761)	(16,319)	(23,080)	219,474
Subtotal	14,123,361	906,095	885,375	15,914,831	(236,549)	(275,893)	(512,442)	15,402,389

Mortgage loans
Loans with mortgage finance bonds	11,391	-	907	12,298	-	(92)	(92)	12,206
Mortgage mutual loans	96,014	-	4,138	100,152	-	(516)	(516)	99,636
Other mortgage mutual loans	10,626,466	-	524,079	11,150,545	-	(67,853)	(67,853)	11,082,692
Subtotal	10,733,871	-	529,124	11,262,995	-	(68,461)	(68,461)	11,194,534

Consumer loans
Installment consumer loans	3,653,345	-	257,053	3,910,398	-	(260,129)	(260,129)	3,650,269
Credit card balances	1,357,770	-	19,940	1,377,710	-	(41,315)	(41,315)	1,336,395
Leasing transactions	3,866	-	86	3,952	-	(114)	(114)	3,838
Other consumer loans	243,156	-	3,841	246,997	-	(10,687)	(10,687)	236,310
Subtotal	5,258,137	-	280,920	5,539,057	-	(312,245)	(312,245)	5,226,812

Total	30,115,369	906,095	1,695,419	32,716,883	(236,549)	(656,599)	(893,148)	31,823,735

Consolidated Financial Statements December 2020 / Banco Santander-Chile	63

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of December 31, 2020 and 2019, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31		As of December 31		As of December 31
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,378,221	1,285,814	-	-	1,378,221	1,285,814	4.01	3.93
Mining	433,615	407,042	-	-	433,615	407,042	1.26	1.24
Electricity, gas, and water	384,274	356,410	-	-	384,274	356,410	1.12	1.09
Agriculture and livestock	1,345,864	1,287,282	-	-	1,345,864	1,287,282	3.91	3.93
Forest	179,176	165,208	-	-	179,176	165,208	0.52	0.50
Fishing	234,151	256,553	-	-	234,151	256,553	0.68	0.78
Transport	777,601	763,877	-	-	777,601	763,877	2.26	2.33
Communications	331,115	240,950	-	-	331,115	240,950	0.96	0.74
Construction	959,369	995,435	-	-	959,369	995,435	2.79	3.04
Commerce	3,712,568	3,351,279	14,339	14,852	3,726,907	3,366,131	10.83	10.28
Services	2,863,338	2,796,415	-	-	2,863,338	2,796,415	8.32	8.54
Other	4,442,835	4,008,566	-	-	4,442,835	4,008,566	12.91	12.25
Subtotal	17,042,127	15,914,831	14,339	14,852	17,056,466	15,929,683	49.57	48.65

Mortgage loans	12,411,825	11,262,995	-	-	12,411,825	11,262,995	36.07	34.43
Consumer loans	4,940,879	5,539,057	-	-	4,940,879	5,539,057	14.35	16.92

Total	34,394,831	32,716,883	14,339	14,852	34,409,170	32,731,735	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 4,591 million as of December 31, 2020 (Ch$0 million as of December 31, 2019), see Note 9.

(**)	Includes foreign interbank loans for Ch$ 14,339 million as of December 31, 2020 (Ch$14,852 million as of December 31, 2019), see Note 9.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	64

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of December 31, 2020 and 2019, the impaired portfolio is the following:

	As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individually impaired portfolio	588,334	-	-	588,334	487,760	-	-	487,760
Non-performing loans (collectively evaluated)	331,382	108,625	46,428	486,435	400,209	179,863	91,264	671,336
Other impaired portfolio	219,660	298,269	197,285	715,214	218,596	349,261	189,656	757,513
Total	1,139,376	406,894	243,713	1,789,983	1,106,565	529,124	280,920	1,916,609

(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6). As they are debtors subject to group evaluation, it includes all the credits of the “Portfolio in Default”

ii)	The impaired portfolio with or without warranty as of December 31, 2020 and 2019 is the following:

	As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Secured debt	720,785	381,182	34,720	1,136,687	700,331	487,729	30,189	1,218,249
Unsecured debt	418,591	25,712	208,993	653,296	406,234	41,395	250,731	698,360
Total	1,139,376	406,894	243,713	1,789,983	1,106,565	529,124	280,920	1,916,609

iii)	The portfolio of non-performing loans as of December 31, 2020 and 2019 is the following:

	As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Secured debt	177,316	101,279	7,136	285,731	204,195	164,200	6,657	375,052
Unsecured debt	154,066	7,346	39,292	200,704	196,014	15,663	84,607	296,284
Total	331,382	108,625	46,428	486,435	400,209	179,863	91,264	671,336

iv)	Reconciliation of loans, with past due loans as of December 31, 2020 and 2019, is the following:

	As of December 31,
	2020				2019
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

With defaults equal to or greater than 90 days	329,009	107,905	43,128	480,042	399,683	177,730	91,023	668,436
With defaults up to 89 days, classified in past due portfolio	2,373	720	3,300	6,393	526	2,133	241	2,900
Total	331,382	108,625	46,428	486,435	400,209	179,863	91,264	671,336

Consolidated Financial Statements December 2020 / Banco Santander-Chile	65

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2020 and 2019 is the following:

Activity during 2020	Commercial Loans (*)		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2020	236,549	275,893	68,461	312,245	19	893,167
Allowances established	184,691	124,057	15,884	223,493	30	548,155
Allowances released	(44,878)	(54,394)	(17,141)	(79,846)	(39)	(196,298)
Allowances released due to charge-off	(18,713)	(56,516)	(5,923)	(187,051)	-	(268,203)
Balance as of December 31, 2020	357,649	289,040	61,281	268,841	10	976,821

(*)	Contains fogape provisions for Ch $ 35,789 million.

Activity during 2019	Commercial Loans		Mortgage Loans	Mortgage Loans	Interbank Loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	242,597	230,866	64,241	272,681	29	810,414
Allowances established	93,556	118,187	17,462	246,530	55	475,790
Allowances released	(58,084)	(12,100)	(8,263)	(49,576)	(65)	(128,088)
Allowances released due to charge-off	(41,520)	(61,060)	(4,979)	(157,390)	-	(264,949)
Balance as of December 31, 2019	236,549	275,893	68,461	312,245	19	893,167

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of December 31, 2020 and 2019 are Ch$ 49 million and Ch$ 552 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2020 and 2019 are Ch$ 17,293 million and Ch$21,411 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

iii)	Under the rules of the CMF (ex SBIF), banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The Bank has additional provisions for $ 126,000 million, which are presented as liabilities in the “Provisions” caption of the Consolidated Statements of Financial Position.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	66

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 10

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition

	As of December 31, 2020
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	15,818,599	11,872,157	4,611,792	32,302,548	717,471	223,798	140,463	1,081,732	16,536,070	12,095,955	4,752,255	33,384,280
Overdue for 1-29 days	36,813	23,997	53,581	114,391	22,016	5,806	23,549	51,371	58,829	29,803	77,130	165,762
Overdue for 30-89 days	42,748	108,777	31,793	183,318	70,880	69,385	36,573	176,838	113,628	178,162	68,366	360,156
Overdue for 90 days or more	-	-	-	-	329,009	107,905	43,128	480,042	329,009	107,905	43,128	480,042

Total portfolio before allowances	15,898,160	12,004,931	4,697,166	32,600,257	1,139,376	406,894	243,713	1,789,983	17,037,536	12,411,825	4,940,879	34,390,240

Overdue loans (less than 90 days) presented as portfolio percentage	0.50%	1.11%	1.82%	0.91%	8.15%	18.48%	24.67%	12.75%	1.01%	1.68%	2.94%	1.53%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	28.88%	26.52%	17.70%	26.82%	1.93%	0.87%	0.87%	1.40%

	As of December 31, 2019
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,608,386	10,421,161	5,068,619	30,098,166	554,860	187,144	110,475	852,479	15,163,246	10,608,305	5,179,094	30,950,645
Overdue for 1-29 days	92,748	47,417	110,679	250,844	38,417	11,213	29,265	78,895	131,165	58,630	139,944	329,739
Overdue for 30-89 days	107,132	265,293	78,839	451,264	113,605	153,037	50,157	316,799	220,737	418,330	128,996	768,063
Overdue for 90 days or more	-	-	-	-	399,683	177,730	91,023	668,436	399,683	177,730	91,023	668,436

Total portfolio before allowances	14,808,266	10,733,871	5,258,137	30,800,274	1,106,565	529,124	280,920	1,916,609	15,914,831	11,262,995	5,539,057	32,716,883

Overdue loans (less than 90 days) presented as portfolio percentage	1.35%	2.91%	3.60%	2.28%	13.74%	31.04%	28.27%	20.65%	2.21%	4.23%	4.86%	3.36%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	36.12%	33.59%	32.40%	34.88%	2.51%	1.58%	1.64%	2.04%

Consolidated Financial Statements December 2020 / Banco Santander-Chile	67

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 11

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2020 and 2019, details of instruments defined as available for sale investments are as follows:

	As of December 31
	2020	2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	-	272,802
Chilean Central Bank Notes	1,008,450	1,186,724
Other Chilean Central Bank and Government securities	5,344,910	1,908,031
Subtotal	6,353,360	3,367,557
of which sold under repurchase agreement	969,409	379,924
Other Chilean securities
Time deposits in Chilean financial institutions	299	398
Mortgage finance bonds of Chilean financial institutions	14,022	16,748
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,410	2,410
Subtotal	16,731	19,556
of which sold under repurchase agreement	399	131
Foreign financial securities
Foreign Central Banks and Government securities	269,803	197,685
Other foreign financial securities	522,648	425,474
Subtotal	792,451	623,159
of which sold under repurchase agreement	-	-

Total	7,162,542	4,010,272

The Bank holds instruments, belonging to “Chilean central bank and government securities”, which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of December 31, 2020 and 2019 for an amount of Ch$158,600 and Ch$65,140, while “Foreign financial securities” guarantee derivatives transactions through London Clearing House (LCH) as of December 31, 2020 and 2019 Ch$67,685 and Ch$73,109. Additionally, the Bank maintains guarantees with Euroclear as of December 31, 2020 and 2019 Ch$258,183 and Ch$390,954 to comply with the initial margin required by European EMIR standard.

As of December 31, 2020, the instruments available for sale include the balances of unrealized net profits of $ 100,135 million recognized as “Valuation accounts” in equity, distributed between a gain of $ 98,976 million attributable to equity holders of the Bank and a gain of $ 1,159 million attributable to non-controlling interest.

As of December 31, 2019 the instruments available for sale include the balances of unrealized net profits of $ 30,398 million recognized as “Valuation accounts” in equity, distributed between a gain of $ 29,349 million attributable to equity holders of the Bank and a gain of $ 1,049 million attributable to non-controlling interest.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	68

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of december 31, 2020 and 2019, are as follow,

	As of December 31,
	2020	2019
	MCh$	MCh$

Sale of avaiilable for sale investments generating realized profits	3,696,791	5,781,636
Realized profits	82,925	63,828
Sale of available for sale investments generating realized losses	379,046	607,349
Realized losses	2,246	156

The Bank evaluated those instruments with unrealized losses as of December 31, 2020 and 2019 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2020 and 2019, were not in a continuing unrealized loss position for more than one year.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	69

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2020 and 2019:

As of December 31, 2020:

	Less than 12 month				More than 12 month				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank fond	-	-	-	-	-	-	-	-	-	-	-	-
Chilean central bank notes	1,008,450	1,008,450	-	-	-	-	-	-	1,008,450	1,008,450	-	-
Other Chilean central bank and government securites	5,288,189	5,344,910	96,180	(39,459)	-	-	-	-	5,288,189	5,344,910	96,180	(39,459)
Subtotal	6,296,639	6,353,360	96,180	(39,459)	-	-	-	-	6,296,639	6,353,360	96,180	(39,459)

Other Chilean secyruties
Time deposits in Chilean financial institutions	299	299	-	-	-	-	-	-	299	299	-	-
Mortgage finance bonds of Chilean financial institutions	13,293	14,022	729	-	-	-	-	-	13,293	14,022	729	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	305	2,410	2,105	-	-	-	-	-	305	2,410	2,105	-
Subtotal	13,897	16,731	2,834	-	-	-	-	-	13,897	16,731	2,834	-

Foreign financial securities
Foreign central bank and goverment securities	269,477	269,803	20,267	(19,941)	-	-	-	-	269,477	269,803	20,267	(19,941)
Other Foreign securities	482,394	522,648	40,254	-	-	-	-	-	482,394	522,648	40,254	-
Subtotal	751,871	792,451	60,521	(19,941)	-	-	-	-	751,871	792,451	60,521	(19,941)
					-	-	-	-
Total	7,062,407	7,162,542	159,535	(59,400)	-	-	-	-	7,062,407	7,162,542	159,535	(59,400)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	70

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 11

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2020 and 2019:

As of December 31, 2019:

	Less than 12 month				More than 12 month				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank fond	270,979	272,802	3,600	(1,777)	-	-	-	-	270,979	272,802	3,600	(1,777)
Chilean central bank notes	1,186,487	1,186,724	237	-	-	-	-	-	1,186,487	1,186,724	237	-
Other Chilean central bank and government securites	1,893,615	1,908,031	39,754	(25,338)	-	-	-	-	1,893,615	1,908,031	39,754	(25,338)
Subtotal	3,351,081	3,367,557	43,591	(27,115)	-	-	-	-	3,351,081	3,367,557	43,591	(27,115)

Other Chilean secyruties
Time deposits in Chilean financial institutions	398	398	-	-	-	-	-	-	398	398	-	-
Mortgage finance bonds of Chilean financial institutions	15,962	16,748	786	-	-	-	-	-	15,962	16,748	786	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	407	2,410	2,003	-	-	-	-	-	407	2,410	2,003	-
Subtotal	16,767	19,556	2,789	-	-	-	-	-	16,767	19,556	2,789	-

Foreign financial securities
Foreign central bank and goverment securities	198,289	197,685	10,841	(11,445)	-	-	-	-	198,289	197,685	10,841	(11,445)
Other Foreign securities	413,737	425,474	12,811	(1,074)	-	-	-	-	413,737	425,474	12,811	(1,074)
Subtotal	612,026	623,159	23,652	(12,519)	-	-	-	-	612,026	623,159	23,652	(12,519)
					-	-	-	-
Total	3,979,874	4,010,272	70,032	(39,634)	-	-	-	-	3,979,874	4,010,272	70,032	(39,634)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	71

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$10,770 million as of December 31, 2020, Ch$ 10,467 million as of December 2019, as show in the following table:

			Investment
	Ownership interest		Investment value		Profit and loss
	As of December 31,		As of December 31,		As of December 31,
	2020	2019	2020	2019	2020	2019
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Centro de Compensación Automatizado S.A.	33.33	33.33	2,788	2,184	603	293
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	1,633	1,485	302	252
Cámara de Compensación de Pagos de Alto Valor S.A.	15.00	15.00	971	958	28	29
Administrador Financiero del Transantiago S.A.	20.00	20.00	3,476	3,986	337	390
Servicios de Infraestructura de Mercado OTC S.A.	12.07	12.07	1,528	1,556	(24)	60
Subtotal			10,396	10,169	1,246	1,024
Shares or rights in other companies
Bladex			136	136	-	13
Stock Excharges			228	154	142	109
Otras			10	8	-	-
Total			10,770	10,467	1,388	1,146

b)	Investments in associates and other companies do not have market prices.

c)	Summary of financial information of the partners between exercises 2020 and 2019:

	As of December 31,
	2020				2019
	Assets	Liabilities	Equity	Net Income	Assets	Liabilities	Equity	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado S.A.	11,134	2,953	6,371	1,810	8,550	1,998	5,671	881
Sociedad Interbancaria de Depósito de Valores S.A.	5,840	314	4,496	1,030	5,074	4	4,209	861
Cámara de Compensación de Pagos de Alto Valor S.A.	7,158	722	6,246	190	7,372	986	6,193	193
Administrador Financiero del Transantiago S.A.	49,841	30,670	17,227	1,944	54,712	34,787	17,978	1,947
Servicios de Infraestructura de Mercado OTC S.A.	14,480	2,232	12,441	(192)	15,152	2,682	11,993	477
Total	88,453	36,891	46,781	4,782	90,860	40,457	46,044	4,359

Consolidated Financial Statements December 2020 / Banco Santander-Chile	72

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 12

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d)	Restriction on the ability of partners to transfer funds to investors.

There are no significant restriction in relation to the ability of the associates to transfer funds in the form of dividends in Cash or reimvursements of loans or advances, to the bank.

e)	Activity with respect to investments in other companies during 2020 and 2019, is as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$

Opening balance as of January 1,	10,467	32,293
Acquisition of investments	-	-
Sale of investments	(20)	-
Participation in income	1,388	1,146
Dividends received	(508)	(130)
Other adjustment (*)	(557)	(22,842)

Totales	10,770	10,467

(*)	During 2019, the Bank has entered into a process of sale of the shares of some companies, therefore, the treatment established in IFRS 5 on the participation of said companies has been applied, which is described in note No. 01 letter t) and note No. 40, additionally in this line are the effects of MTM for investments owned by the Bank’s subsidiaries.

f)	We have evaluated the objective evidence indicated in IAS No 28 and we have not detected any type of impairment on the investments that the Bank.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	73

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 13

INTANGIBLE ASSETS

a)	As of December 31, 2020 and 2019 the composition of intangible assets is as follows:

			As of December 31, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	73,389	320,531	(237,994)	82,537

Total		73,389	320,531	(237,994)	82,537

			As of December 31, 2019
	Average remaining useful life	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	66,923	250,002	(176,613)	73,389

Total		66,923	250,002	(176,613)	73,389

b)	The changes in the value of intangible assets during the periods of December 31, 2020 and 2019 is as follows:

b.1)	Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2020	250,002	250,002
Additions	35,170	35,170
Disposals and impairment (*)	(638)	(638)
Other	-	-
Balances as of December 31, 2020	284,534	284,534

Balances as of January 1, 2019	218,415	218,415
Additions	32,860	32,860
Disposals and impairment (*)	(1,227)	(1,227)
Other	(46)	(46)
Balances as of December 31, 2019	250,002	250,002

(*)	See Note 34 a).

Consolidated Financial Statements December 2020 / Banco Santander-Chile	74

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 13

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

Accumulated amortization	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2020	(176,613)	(176,613)
Amortization for the period	(25,384)	(25,384)
Other changes	-	-
Balances as of December 31, 2020	201,997	201,997

Balances as of January 1, 2019	(151,492)	(151,492)
Amortization for the period	(26,348)	(26,348)
Other changes	1,227	1,227
Balances as of December 31, 2019	(176,613)	(176,613)

c)	The Bank has no restriction on intangible assets as of December 31, 2020 and 2019. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	75

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)	As of December 31, 2020 and 2019 the property, plant and equipment balances is as follows:

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building (*)	120,133	179,420	(65,340)	114,080
Equipment	55,494	243,084	(190,636)	52,448
Other	22,206	75,159	(54,447)	20,712
Total	197,833	497,663	(310,423)	187,240

		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	120,245	175,370	(55,237)	120,133
Equipment	56,865	219,600	(164,106)	55,494
Other	21,963	69,758	(47,552)	22,206
Total	199,073	464,728	(266,895)	197,833

b)	The changes in the value of property, plant and equipment as of December 31, 2020 and 2019 is the following:

b.1)	Gross balance

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	175,370	219,600	69,758	464,728
Additions	1,556	25,233	7,500	34,289
Disposals	(3,719)	(1,748)	(2,099)	(7,566)
Impairment due to damage	-	-	-	-
Other	6,213	-	-	6,213
Balances as of December 31, 2020	179,420	243,084	75,159	497,663

Consolidated Financial Statements December 2020 / Banco Santander-Chile	76

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	166,910	192,328	62,156	421,394
Additions	9,473	33,302	7,602	50,377
Disposals	-	(6,030)	-	(6,030)
Impairment due to damage (*)	(1,013)	-	-	(1,013)
Other	-	-	-	-
Balances as of December 31, 2019	175,370	219,600	69,758	464,728

(*)	Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,013 million, due to social unrest in the country.

b.2)	Accumulated depreciation

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(55,237)	(164,106)	(47,552)	(266,895)
Depreciation forthe period	(8,987)	(28,370)	(8,915)	(46,273)
Sales and disposals during the period	3,701	1,840	2,021	7,562
Others	(4,817)	-	-	(4,817)
Balances as of December 31, 2020	(65,341)	(190,636)	(54,447)	(310,423)

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(54,671)	(135,463)	(40,193)	(230,327)
Depreciation for the period	(8,120)	(29,968)	(6,869)	(44,957)
Sales and disposals during the period	7,554	1,325	-	8,879
Others	-	-	(490)	(490)
Balances as of December 31, 2019	(55,237)	(164,106)	(47,552)	(266,895)

c)	The composition of the right ofuse assets as of December 31, 2020 and 2019 is as follows:

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	157,572	197,573	(49,576)	147,997
Lease improvements	52,928	129,079	(75,465)	53,614
Equipment	-	-	-	-
Other	-	-	-	-
Total	210,500	326,652	(125,041)	201,611

		As of December 31, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	154,284	182,910	(25,338)	157,572
Lease improvements	54,513	127,035	(74,107)	52,928
Equipment	-	-	-	-
Other	-	-	-	-
Total	208,797	309,945	(99,445)	210,500

Consolidated Financial Statements December 2020 / Banco Santander-Chile	77

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d)	The movement of the right of use assets under lease during the 2020 period, is as follows:

d.1)	Gross balance

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	182,910	127,035	309,945
Additions	24,136	12,070	36,206
Disposals	(9,473)	(3,813)	(13,286)
Impairment	-	-	-
Other	-	(6,213)	(6,213)
Balances as of December 31, 2020	197,573	129,079	326,652

2019	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	154,284	122,658	276,942
Additions	48,008	7,013	55,021
Disposals	(17,669)	(2,636)	(20,305)
Impairment (*)	(1,713)	-	(1,713)
Other	-	-	-
Balances as of December 31, 2019	182,910	127,035	309,945

(*)	Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,713 million, due to social unrest in the country.

d.2)	Accumulated amortization

2020	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(25,338)	(74,107)	(99,445)
Amortization for the period	(27,731)	(10,038)	(37,769)
Sales and disposals during the period	3,496	3,862	7,358
Transfers	-	-	-
Others	(3)	4,817	4,815
Balances as of December 31, 2020	(49,576)	(75,465)	(125,041)

2019	Land and building	Lease improvements	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	-	(68,145)	(68,145)
Amortization for the period	(26,889)	(7,898)	(34,787)
Sales and disposals during the period	1,551	1,936	3,487
Transfers	-	-	-
Others	-	-	-
Balances as of December 31, 2019	(25,338)	(74,107)	(99,445)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	78

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

e)	Obligation for lease contract

As of December 31, 2020 and 2019, the obligations for lease agreements are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Obligations for lease contracts	149,585	158,494
Totales	149,585	158,494

f)	Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of December 31,
	2020	2019
	MCh$	MCh$

Depreciation	37,769	34,787
Interests	2,651	2,965
Short term lease	1,625	4,177
Total	42,045	41,929

g)	As of December 31, 2020 and 2019, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	25,526	26,061
Due after 1 year but within 2 years	23,461	24,311
Due after 2 years but within 3 years	21,472	21,667
Due after 3 years but within 4 years	19,343	19,411
Due after 4 years but within 5 years	16,336	16,982
Due after 5 years	43,447	50,062
Total	149,585	158,494

Consolidated Financial Statements December 2020 / Banco Santander-Chile	79

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 14

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

h)	Operational leases - Lessor

As of December 31, 2020 and 2019, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	740	603
Due after 1 year but within 2 years	1,015	598
Due after 2 years but within 3 years	736	500
Due after 3 years but within 4 years	639	498
Due after 4 years but within 5 years	448	412
Due after 5 years	1,283	1,563
Total	4,861	4,174

i)	As of December 31, 2020 and 2019 the Bank has no finance leases which cannot be unilaterally cancelled.

j)	The Bank has no restriction on property, plant and equipment as of December 31, 2020 and 2019. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	80

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2020 and 2019, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	(11,648)
Current tax liabilities	12,977	-

Total tax payable (recoverable)	12,977	(11,648)

Detail of current tax (assets) liabilities (net)
Income tax	172,944	154,578
Less:
Provisional monthly payments	(156,387)	(161,097)
Credit for training expenses	(2,137)	(2,145)
Grant credits	(1,360)	(1,149)
Other	(83)	(1,835)
Total tax payable (recoverable)	12,977	(11,648)

b)	Income Tax

The effect that the tax expense has on income for the period ended December 31, 2020 and 2019 is comprised of the following items:

	As of December 31,
	2020 MCh$	2019 MCh$
Income tax expense
Current tax	172,944	154,578
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(38,614)	11,372
Subtotal	134,330	165,950
Tax for rejected expenses (Article N° 21)	1,354	927
Other	(4,561)	(16,709)
Net income tax expense	131,123	150,168

Consolidated Financial Statements December 2020 / Banco Santander-Chile	81

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of December 31, 2020 and 2019 is as follows:

	As of December 31,
	2020		2019
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	176,495	27.00	189,714
Permanent differences (1)	(6.54)	(42,730)	(7.16)	(50,297)
Rate change effect	0.21	1,354	0.13	927
Other	(0.61)	(3,996)	1.40	9,824
Effective rates and income tax expense	20.06	131,123	21.37	150,168
(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended December 31, 2020 and 2019 is the following:

	As of December 31,
	2020	2019
	MCh$	MCh$

Deferred tax assets
Available for sale investments	14.091	7.799
Cash flow hedges	36.927	10.919
Total deferred tax assets recognized through other comprehensive income	51,018	18.718

Deferred tax liabilities
Available for sale investments	(41.128)	(16.007)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(41,128)	(16.007)

Net deferred tax balances in equity	9,890	2.711

Deferred taxes in equity attributable to equity holders of the bank	10,203	2.993
Deferred tax in equity attributable to non-controlling interests	(313)	(282)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	82

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

During 2020 and 2019, the Bank has registered in its financial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,166	9,531
Non-recurring charge-offs	17,705	15,325
Assets received in lieu of payment	3,294	2,933
Exchange rate adjustments	89	-
Property, plant and equipment	-	6,381
Provision for loan losses	259,245	198,990
Provision for expenses	101,321	89,098
Leased assets	89,458	116,226
Subsidiaries tax losses	7,394	5,416
Assets for the right to use leased assets	428	249
Total deferred tax assets	487,100	444,149

Deferred tax liabilities
Valuation of investments	(19,967)	(17,341)
Property, plant and equipment	(7,394)	-
Anticipated expenses	(16,691)	(20,347)
Valuation provision	(6,591)	(6,509)
Derivatives	(37,265)	(36,512)
Exchange rate adjustments	-	(2,817)
Others	(30)	(75)
Total deferred tax liabilities	(87,938)	(83,601)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	51,018	18,718
Recognized through profit or loss	487,100	444,149
Total deferred tax assets	538,118	462,867

Deferred tax liabilities
Recognized through other comprehensive income	(41,128)	(16,007)
Recognized through profit or loss	(87,938)	(83,601)
Total deferred tax liabilities	129,066	(99,608)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	83

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

g)	Supplementary information related to the circular issued by internal tax service and the CMF.

For purposes of disclosure and accreditation of provisions and penalties, banks must include in the tax note of their states annual financial statements, a detail of the movements and effects generated by the application of article 31, No. 4 of the LIR, as established in the document attached to the joint circular.

g.1)	Receivables and accounts receivable

	As of December 31,
	2020				2019
	Assets at financial value	Assets at tax value			Assets at financial value	Assets at tax value
			Overdue				Overdue
			with	without			with	without
		Total	guarantee	guarantee		Total	guarantee	guarantee
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans	18,930	18,930	-	-	14,852	14,852	-	-
Commercial loans	15,184,701	15,212,954	112,967	130,565	14,158,593	14,185,448	113,326	158,278
Consumer loans	4,937,758	4,990,250	427	8,678	5,091,801	5,136,406	1,393	16,691
Mortgage loans	12,411,825	12,423,182	65,043	592	11,262,995	11,273,701	63,944	1,445
Total	32,553,214	32,645,316	178,437	139,835	30,528,241	30,610,407	178,663	176,414

g.2)	Provision on overdue portfolio without guarantees

	Balance as of January 1, 2020	Charged-off	Provisions established	Provisions released	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	158,278	(89,258)	331,542	(269,997)	130,565
Consumer loans	16,691	(145,810)	176,506	(38,709)	8,678
Mortgage loans	1,445	(2,027)	32,986	(31,812)	592
Total	176,414	(237,095)	541,034	(340,518)	139,835

	Balance as of January 1, 2019	Charged-off	Provisions established	Provisions released	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	177,971	(67,926)	325,245	(277,012)	158,278
Consumer loans	22,127	(144,962)	177,766	(38,240)	16,691
Mortgage loans	1,031	(1,727)	34,404	(32,263)	1,445
Total	201,129	(214,615)	537,415	(347,515)	176,414

Consolidated Financial Statements December 2020 / Banco Santander-Chile	84

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 15

CURRENT AND DEFERRED TAXES, continued

g.3)	Direct charged-off and recoveries

	As of December 31,
	2020	2019
	MCh$	MCh$

Direct cgarged-off Art, 31 No, 4, second paragraph	(31,949)	(32,709)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of credits charged off	70,154	82,487
Total	38,205	49,778

g.4)	Application Article 31 No, 4 paragraphs I and II

	As of December 31,
	2020	2019
	MCh$	MM$

Charged-off according to first paragraph	-	-
Condonations according to third paragraph	3,594	5,602
Total	3,594	5,602

Consolidated Financial Statements December 2020 / Banco Santander-Chile	85

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 16

OTHER ASSETS

The composition of other assets is the following:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets for leasing (1)	62,967	67,139
Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	8,289	12,387
Assets awarded at judicial sale	17,430	22,177
Provision on assets received in lieu of payment or awarded	(1,196)	(2,042)
Subtotal	24,523	32,522

Other assets
Guarantee deposits (margin accounts) (3)	608,359	314,616
Non-current assets classified as held for sale (4)	22,036	22,394
Investments in gold	765	680
VAT credit tax	27,519	22,663
Prepaid expenses (6)	327,938	210,867
Assets recovered from leasing held for sale	387,668	432,030
Macro-hedging valuation adjustment (5)	3,191	3,575
Pension plan assets	673	670
Accounts and notes receivable	100,504	147,108
Notes receivable through brokerage and simultaneous transactions	41,960	43,354
Other receivable accounts	33,567	44,262
Other assets	97,186	92,428
Subtotal	1,651,366	1,334,647

Total	1,738,856	1,434,308

1)	Corresponds to the assets available to be delivered under the financial lease modality.

2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank’s effective equity at any time. These assets currently represent 0.16% (0.29% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.

4)	Corresponds to the interests in Redbanc S.A. and Transbank S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, for additional information see Note 1 t), Note 40.

5)	Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note No. 08).

6)	In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank’s transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2020, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly “in the ordinary course of business” (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	86

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 17

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2020 and 2019, the composition of the item time deposits and other liabilities time is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	11,342,648	8,093,108
Other deposits and demand accounts	1,583,183	741,103
Other demand liabilities	1,635,062	1,463,221
Subtotal	14,560,893	10,297,432

Time deposits and other time liabilities
Time deposits	10,421,872	13,064,932
Time savings account	153,330	123,787
Other time liabilities	6,589	4,098
Subtotal	10,581,791	13,192,817

Total	25,142,684	23,490,249

Consolidated Financial Statements December 2020 / Banco Santander-Chile	87

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS

a)	As of December 31, 2020 and 2019 the line item interbank borrowings is as follow:

	As of December 31
	2020	2019
	MCh$	MCh$
Loans obtained from the Central Bank of Chile	4,959,260	-
Loans from financial institutions in the country	217,102	286,603
Loans from financial institutions abroad
Banco Santander S.A., Madrid	534,496	-
The Bank of Nova Scotia	171,024	134,819
The Bank of New York Mellon	106,860	119,616
Bank of America N.A. US Foreig	90,711	355,051
Zurcher Kantonalbank	71,304	-
Wells Fargo Bank N.A.	71,259	231,823
State Bank of India	36,013	28,231
Sumitomo Mitsui Banking Corporation	35,628	179,415
Wachovia Bank NA	10,254	-
Banco Santander Hong Kong	7,960	3,697
Bank of Tokio Mitsubishi	2,055	156
Banco Santander Brasil S.A.	1,694	7,873
Standard Chartered Bank	1,691	153,373
Jp Morgan Chase, New York	1,571	-
Standard Chartered Bank	1,516	3,613
Caja Madrid - Caja de Ahorros	862	-
The Hongkong and Shanghai Bank	801	-
Korea Exchange Bank	760	761
Industrial and Commercial Bank	755	898
Hong Kong and Shanghai Banking	598	684
Kookmin Bank	376	185
Banco Do Brasil	265	-
U.S. Bank	248	-
China Merchants Bank	231	597
Taiwan Cooperative Bank	227	131
Bank of China	223	952
Hua Nan Commercial Bank Ltd.	200	102
Banque Bruxelles Lambert S.A.	174	-
Banca Monte Dei Paschi Di Siena	163	58
Unicredito Italiano Spa	161	583
Keb Hana Bank	156	119
Banco Santander Central Hispano	141	848
Bper Banca S.P.A.	137	-
Hdfc Bank Limited	131	72
Bank Leumi Le Israel B.M.	128	-
Bank of Baroda	124	9
Fortis Bank S.A./N.V. Brussels	108	50
Banca Commerciale Italiana	88	50
Caixa Destalvis I Pensions de Barcelona	87	63
Banco Bpm Spa	84	66
Rabobank, Hong Kong Branch	79	477
Banco de la Republica Oriental	74	23
Kbc Bank Nv	68	406
Canara Bank	61	66
Habib Bank Limited	61	38
First Union National Bank	60	-
Caixabank S.A.	58	166
Icici Bank Limited	52	-
Kotak Mahindra Bank Limited	49	-
Citibank N.A.	46	269,841
Arab Bank Plc	41	-
China Construction Bank	38	-
Credit Agricole Italia S.P.A.	33	-
Bankinter, S.A.	31	-
Banco de La Nacion Argentina	30	-
Bank of East Asia, Limited	29	82
Banco Popular Espanol, S.A.	29	-
Banco Interamericano de Finanz	20	-
Agricultural Bank of China	18	152
Woori Bank	15	155
Denizbank A.S., Istanbul	15	-
United Bank of India	14	113
Banco Popolare	14	-
Subtotal	1,152,199	1,495,414

Consolidated Financial Statements December 2020 / Banco Santander-Chile	88

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS, continued

	As of December 31
	2020	2019
	MCh$	MCh$
Loans from financial institutions abroad

Habib Metropolitan Bank Limite	13	-
E. Sun Commercial Bank Ltd.	11	159
Nova Ljubljanska Banka D.D.	7	-
Indian Overseas Bank	6	-
Shanghai Commercial and Saving	1	6
Mizuho Bank Ltd Ny	-	269.404
Barclays Bank Plc London	-	98.803
Corporacion Andina De Fomento	-	75.097
Zürcher Kantonalbank	-	75.002
The Toronto Dominion Bank	-	71.191
Hsbc Bank PLC	-	69.786
Bank of Montreal	-	56.123
Banco Latinoamericano de Comer	-	18.731
Banco Bilbao Vizcaya Argentaria	-	571
BBVA Bancomer, S.A.	-	553
Bank of Communications	-	385
Bank of The West	-	261
Danske Bank A/S	-	224
Deutsche Bank A.G.	-	193
Bank of Taiwan	-	135
Shinhan Bank	-	133
Banca Di Credito Cooperativo	-	112
Joint Stock Commercial Bank Fo.	-	110
Banca Nazionale Del Lavoro S.P	-	106
Industrial Bank of Korea	-	96
Banco Bradesco S.A.	-	84
Bank of Ningbo	-	83
China Everbright Bank	-	70
Cassa Di Risparmio Di Parma E	-	69
Mizuho Corporate Bank Ltd.	-	67
Banco Comercial Portugues	-	63
Shanghai Pudong Development Ba	-	59
Kasikornbank Public Company Li	-	33
Banco Rio de La Plata S.A.	-	24
Australia And New Zealand Bank	-	23
Citic Industrial Bank	-	19
Shangai Pudong Development Ban	-	14
Banco Caixa Geral	-	10
Hsbc Bank USA	-	2

Subtotal	38	737.801
Total	6,328,599	2,519,818

Consolidated Financial Statements December 2020 / Banco Santander-Chile	89

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 18

INTERBANK BORROWINGS, continued

b)	Obligation with Central Bank of Chile

Within the framework of the measures that the Central Bank has arranged to face the impact of the shocks to which the Chilean economy has been exposed, as a result of the current Covid-19 pandemic, the Conditional Credit Facility for the Increase of the Placements (FCIC). This corresponds to a special financial line open to banks, in order for them to continue financing loans to households and companies.

This facility can be withdrawn through an operation similar to a REPO, that is, its use is backed by eligible collaterals. Among these are: Central Bank, government and private bonds (bank and corporate) and, more recently, commercial loans from the individual evaluation portfolio that are classified as having high credit quality. The resources destined for the FCIC can also be accessed through the Liquidity Credit Line (LCL), whose limit is the reserve requirement in national currency.

The FCIC consists of an initial line and an additional one. The first reaches US $ 4.8 billion. The additional line can reach 4 times the initial line, this US $ 19,200 million and its availability depends on two factors: growth of the base portfolio and targeting of credits towards smaller companies, in addition to the aforementioned, the Central Bank created the FCIC 2 for an amount of US $ 16,000 million.

The maturity of these obligations are as follows:

	As of December,
	2020	2019
	MCh$	MCh$

Due Within 1 year	-	-
Due Within 1 y 2 years	1,104,759	-
Due Within 2 y 3 years	-	-
Due Within 3 y 4 years	3,854,501	-
Due Within 5 years	-	-

Total	4,959,260	-

c)	Loans from domestic financial institutions

These obligations maturities are as follows:

	As of December,
	2020	2019
	MCh$	MCh$

Due Within 1 year	217,102	158,855
Due Within 1 y 2 years	-	117,344
Due Within 2 y 3 years	-	8,167
Due Within 3 y 4 years	-	2,237
Due Within 5 years	-	-

Total	217,102	286,603

d)	Foreign obligations

	As of December,
	2020	2019
	MCh$	MCh$

Due Within 1 year	1,116,570	1,970,790
Due Within 1 y 2 years	35,667	225,025
Due Within 2 y 3 years	-	37,400
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-

Total	1,152,237	2,233,215

Consolidated Financial Statements December 2020 / Banco Santander-Chile	90

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2020 and 2019, the composition for this item is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	-	9,198
Other domestic obligations	175,344	204,705
Foreign obligations	8,974	12,455
Subtotal	184,318	226,358
Issued debt instruments
Mortgage finance bonds	12,314	18,502
Senior bonds	6,749,989	8,574,213
Mortgage Bonds	84,335	89,924
Subordinated bonds	1,357,539	818,084
Subtotal	8,204,177	9,500,723

Total	8,388,495	9,727,081

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2020
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	4,982	7,332	12,314
Senior bonds	1,124,558	5,625,431	6,749,989
Mortgage Bonds	5,465	78,870	84,335
Subordinated bonds	-	1,357,539	1,357,539
Issued debt instruments	1,135,005	7,069,172	8,204,177

Other financial liabilities	184,028	290	184,318

Total	1,319,033	7,069,462	8,388,495

Consolidated Financial Statements December 2020 / Banco Santander-Chile	91

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2019
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,013	12,489	18,502
Senior bonds	2,078,202	6,496,011	8,574,213
Mortgage Bonds	5,137	84,787	89,924
Subordinated bonds	-	818,084	818,084
Issued debt instruments	2,089,352	7,411,371	9,500,723

Other financial liabilities	226,033	325	226,358

Total	2,315,385	7,411,696	9,727,081

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturiy of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.20% as of December 31, 2020 (5.39% as of December 31, 2019).

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	4,982	6,013
Due after 1 year but within 2 years	3,816	4,944
Due after 2 years but within 3 years	2,375	3,928
Due after 3 years but within 4 years	979	2,442
Due after 4 years but within 5 years	162	1,005
Due after 5 years	-	170
Total mortgage finance bonds	12,314	18,502

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2020	2019
	MCh$	MCh$

Santander bonds in UF	4,017,708	4,814,604
Santander bonds in USD	1,263,714	1,649,238
Santander bonds in CHF	466,738	499,485
Santander bonds in Ch$	639,489	1,242,633
Santander bonds in AUD	125,781	124,748
Santander bonds in JPY	68,093	77,797
Santander bonds in EUR	168,466	165,708
Total senior bonds	6,749,989	8,574,213

Consolidated Financial Statements December 2020 / Banco Santander-Chile	92

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

As of December 31, 2020 the Bank has placed bonds for UF 1,996,000 and USD 742,5000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
W1	UF	1,996,000	5 and 3 months	1.55 anual	12-01-2018	2,000,000	06-01-2025
Total UF		1,996,000				2,000,000
Bond USD	USD	742,500,000	5	2.70 anual	07-01-2020	750,000,000	07-01-2025
Total USD		742,500,000				750,000,000

During 2020, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-09-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	USD	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000

Consolidated Financial Statements December 2020 / Banco Santander-Chile	93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
27-02-2020	Senior	CLP	6,750,000,000
02-03-2020	Senior	UF	1,000
05-03-2020	Senior	UF	2,000
09-03-2020	Senior	UF	261,000
09-03-2020	Senior	UF	150,000
11-03-2020	Senior	UF	2,000
17-03-2020	Senior	UF	850,000
18-03-2020	Senior	UF	150,000
19-03-2020	Senior	USD	5,000,000
23-03-2020	Senior	UF	95,000
23-03-2020	Senior	USD	5,000,000
24-03-2020	Senior	CLP	1,250,000,000
30-03-2020	Senior	UF	62,000
31-03-2020	Senior	UF	360,000
31-03-2020	Senior	UF	5,000
01-04-2020	Senior	CLP	1,000,000,000
02-04-2020	Senior	UF	5,184,000
02-04-2020	Senior	CLP	16,710,000,000
03-04-2020	Senior	CLP	32,800,000,000
03-04-2020	Senior	UF	27,000
06-04-2020	Senior	CLP	101,400,000,000
06-04-2020	Senior	UF	157,000
06-04-2020	Senior	USD	10,000,000
07-04-2020	Senior	CLP	3,990,000,000
07-04-2020	Senior	UF	6,659,000
07-04-2020	Senior	USD	10,000,000
08-04-2020	Senior	CLP	210,000,000
13-04-2020	Senior	CLP	970,000,000
14-04-2020	Senior	CLP	2,000,000,000
17-04-2020	Senior	CLP	11,900,000,000
05-05-2020	Senior	USD	49,000,000
14-05-2020	Senior	USD	47,000,000
02-06-2020	Senior	CLP	6,020,000,000
03-06-2020	Senior	UF	100,000
03-06-2020	Senior	CLP	10,750,000,000
05-06-2020	Senior	USD	5,000,000
08-06-2020	Senior	CLP	23,000,000,000
12-06-2020	Senior	CLP	150,000,000
16-06-2020	Senior	CHF	12,160,000
17-06-2020	Senior	CHF	36,785,000
19-06-2020	Senior	CLP	112,490,000,000
22-06-2020	Senior	CLP	1,500,000,000
26-06-2020	Senior	CLP	3,500,000,000
02-07-2020	Senior	CLP	4,620,000,000
10-07-2020	Senior	CHF	2,000,000
10-07-2020	Senior	CLP	500,000,000
15-07-2020	Senior	CLP	490,000,000
17-07-2020	Senior	UF	1,000
17-07-2020	Senior	CLP	29,780,000,000
13-08-2020	Senior	UF	345,000
14-08-2020	Senior	USD	3,350,000
21-08-2020	Senior	UF	100,000
21-08-2020	Senior	UF	77,000
24-08-2020	Senior	UF	11,000
25-08-2020	Senior	UF	14,000
09-09-2020	Senior	UF	24,000
09-09-2020	Senior	UF	70,000
09-09-2020	Senior	UF	45,000
10-09-2020	Senior	UF	210,000
23-09-2020	Senior	USD	5,000,000
28-09-2020	Senior	UF	50,000
29-09-2020	Senior	UF	1,000
30-09-2020	Senior	UF	43,000

Consolidated Financial Statements December 2020 / Banco Santander-Chile	94

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Type	Currency	Amount
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000
10-20-2020	Senior	CHF	2,000,000
10-01-2020	Senior	USD	5,153,000
10-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

During 2019 the Bank has placed bonds for UF 29,678,000, CLP 150,000,000,000, EUR 55,000,000, AUD 185,000,000 y en CHF 250,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date
T7	UF	5,000,000	4	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	5,678,000	4 and 6 months	2.55%	02-01-2016	5,678,000	08-01-2023
T14	UF	9,000,000	8	2.80%	02-01-2016	18,000,000	02-01-2027
T6	UF	5,000,000	10	1.70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5 and 4 months	2.60%	02-01-2016	5,000,000	08-01-2024
Total	UF	29,678,000				38,678,000
U9	CLP	75,000,000,000	2 and 8 months	ICP + 0.80%	11-01-2018	75,000,000,000	11-19-2021
P-5	CLP	75,000,000,000	2 and 6 months	5.3%	03-01-2015	150,000,000,000	03-01-2022
Total	CLP	150,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7	1.10%	02-01-2019	40,000,000	02-07-2026
EUR	EUR	25,000,000	15	1.25%	11-26-2019	25,000,000	11-26-2034
Total	EUR	55,000,000				65,000,000
AUD	AUD	22,000,000	15	3.66%	05-20-2019	22,000,000	05-20-2034
AUD	AUD	20,000,000	5	1.13%	07-11-2019	20,000,000	07-11-2024
AUD	AUD	28,000,000	5	1.13%	07-17-2019	28,000,000	07-17-2024
AUD	AUD	15,000,000	5	1.13%	07-17-2019	15,000,000	07-17-2024
AUD	AUD	75,000,000	20	3.05%	08-30-2019	75,000,000	02-28-2039
AUD	AUD	12,000,000	15	3.16%	11-12-2019	12,000,000	11-20-2034
AUD	AUD	13,000,000	15	2.91%	11-21-2019	13,000,000	11-27-2034
Total AUD		185,000,000				185,000,000
CHF	CHF	150,000,000	5 and 6 months	0.38%	03-12-2019	150,000,000	09-27-2024
CHF	CHF	100,000,000	10	0.14%	08-29-2019	100,000,000	08-29-2029
Total	CHF	250,000,000				250,000,000

Consolidated Financial Statements December 2020 / Banco Santander-Chile	95

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000
10-01-2019	Senior	CLP	10,960,000,000
10-02-2019	Senior	CLP	100,000,000
10-04-2019	Senior	CLP	60,000,000
11-05-2019	Senior	CLP	15,220,000,000
11-07-2019	Senior	CLP	3,620,000,000
11-13-2019	Senior	CLP	5,320,000,000
11-14-2019	Senior	UF	2,977,000
11-28-2019	Senior	UF	340,000
12-02-2019	Senior	UF	105,000

ii.	Maturities for senior bonds are the following:

	As of December 31,
	2020	2019
	MCh$	MCh$
Due within 1 year	1,124,558	2,078,202
Due after 1 year but within 2 years	1,047,241	1,147,825
Due after 2 years but within 3 years	742,081	1,221,393
Due after 3 years but within 4 years	1,228,524	742,238
Due after 4 years but within 5 years	1,250,897	1,278,746
Due after 5 years	1,356,688	2,105,809
Total senior bonds	6,749,989	8,574,213

Consolidated Financial Statements December 2020 / Banco Santander-Chile	96

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of December 31,
	2020	2019
	MCh$	MCh$

Mortgage bonds in UF	84,335	89,924
Total mortgage bonds	84,335	89,924

i.	Placement of Mortgage bonds

As of December 31, 2020 and 2019, the Bank has not placed any mortgage bonds.

ii.	Maturities of mortgage bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	5,465	5,137
Due after 1 year but within 2 years	8,773	8,248
Due after 2 years but within 3 years	9,056	8,514
Due after 3 years but within 4 years	9,348	8,788
Due after 4 years but within 5 years	9,649	9,072
Due after 5 years	42,044	50,165
Total mortgage bonds	84,335	89,924

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Subordinated bonds denominated in Ch$	-	-
Subordinated bonds denominated in USD	202,634	-
Subordinated bonds denominated in UF	1,154,905	818,084
Total subordinated bonds	1,357,539	818,084

Consolidated Financial Statements December 2020 / Banco Santander-Chile	97

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 19

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of subordinated bonds

As of December 31, 2020 the Bank has placed bonds for USD 200,000,000 and UF 11.000.000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date

Bono USD	USD	200,000,000	10	3.79%	01-21-2020	200,000,000	21-01-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 y 5 months	3.00%	09-01-2014	3,000,000	01-09-2034
USTDH30914	UF	3,000,000	19 y 5 months	3.15%	09-01-2014	3,000,000	01-09-2039
USTDW20320	UF	5,000,000	15 y 3 months	3.50%	03-01-2020	5,000,000	01-09-2035
Total UF		11,000,000				11,000,000

ii.	The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	1,357,539	818,084
Total mortgage bonds	1,357,539	818,084

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December 31,
	2020	2019
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	42	40
Due after 2 year but within 3 years	47	43
Due after 3 year but within 4 years	50	47
Due after 4 year but within 5 years	55	52
Due after 5 years	96	143
Non-current portion subtotal	290	325

Current portion:
Amounts due to credit card operators	134,790	151,984
Acceptance of letters of credit	1,460	5,709
Other long-term financial obligations, short-term portion	47,778	68,340
Current portion subtotal	184,028	226,033

Total other financial liabilities	184,318	226,358

Consolidated Financial Statements December 2020 / Banco Santander-Chile	98

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2020 and 2019, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Trading investments	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Interbank loans (1)	-	12,969	5,961	-	18,930	-	-	-	-	18,930
Loans and accounts receivables from customers (2)	170,214	1,233,302	1,437,698	3,670,246	6,511,460	3,659,994	308,651	23,910,135	27,878,780	34,390,240
Available for sale investments	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,397,802	31,437,352	41,424,265	54,602,125

Liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of collection	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debts instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Other financial liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Obligations for lease agreements	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$10 million.

(2)	Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 646,689 million, Mortgage loans Ch$ 61,281 million and Consumer loans Ch$ 268,841 million.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	99

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 20

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	3,554,520	-	-	-	3,554,520	-	-	-	-	3,554,520
Cash items in process of collection	355,062	-	-	-	355,062	-	-	-	-	355,062
Trading investments	-	38,644	-	645	39,289	181,705	37,659	11,551	230,915	270,204
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	371,775	400,196	1,543,446	2,315,417	1,383,493	1,346,329	3,103,369	5,833,191	8,148,608
Interbank loans (1)	-	13,647	919	286	14,852	-	-	-	-	14,852
Loans and accounts receivables from customers (2)	315,191	2,958,221	2,408,280	5,658,557	11,340,249	6,004,493	3,610,620	11,761,521	21,376,634	32,716,883
Available for sale investments	-	1,131,500	3,752	52,130	1,187,382	508,596	725,419	1,588,875	2,822,890	4,010,272
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	314,616	-	-	-	314,616	-	-	-	-	314,616
Total financial assets	4,539,389	4,513,787	2,813,147	7,255,064	19,121,387	8,078,287	5,720,027	16,465,316	30,263,630	49,385,017

Financial Liabilities
Deposits and other demand liabilities	10,297,432	-	-	-	10,297,432	-	-	-	-	10,297,432
Cash items in process of collection	198,248	-	-	-	198,248	-	-	-	-	198,248
Obligations under repurchase agreements	-	380,055	-	-	380,055	-	-	-	-	380,055
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	12,649,957	357,856	163,121	21,883	542,860	13,192,817
Financial derivatives contracts	-	422,749	427,825	951,684	1,802,258	1,253,280	1,180,948	3,154,168	5,588,396	7,390,654
Interbank borrowings	94	363,560	624,167	1,141,824	2,129,645	387,936	2,237	-	390,173	2,519,818
Issued debts instruments	-	285,159	759,519	1,044,674	2,089,352	2,394,851	2,042,291	2,974,229	7,411,371	9,500,723
Other financial liabilities	161,021	5,155	30,969	28,888	226,033	83	99	143	325	226,358
Obligations for lease agreements	-	-	-	26,061	26,061	45,978	36,393	50,062	132,433	158,494
Guarantees received (margin accounts)	994,714	-	-	-	994,714	-	-	-	-	994,714
Total financial liabilities	11,793,782	6,641,245	6,747,894	5,610,834	30,793,755	4,439,984	3,425,089	6,200,485	14,065,558	44,859,313

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 19 million.

(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 512,442 million, Mortgage loans for Ch$ 68,461 million and Consumer loans for Ch$ 312,245 million.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	100

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 21

PROVISIONS

a)	As of December 31, 2020 and 2019, the detail for the provisions is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Provision for employee salaries and expenses	104,270	101,223
Provision for mandatory dividends	155,234	165,628

Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	17,293	21,411
Other provisions for contingent loans	19,460	17,195
Provision for contingencies	33,814	15,388
Additonal provisions	126,000	16,000
Provision for foreign bank loans	49	552
Total	456,120	337,397

b)	Below is the activity regarding provisions during the year ended December 31, 2020 and 2019:

	Provision
	Provision for employee salaries and expenses	Provision for mandatory dividends	Provision for contingent loan risks	Provision for contingencies	Additonal provisions	Provision for foreign bank loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	101,223	165,628	38,606	15,388	16,000	552	337,397
Provision established	76,281	155,234	7,823	25,088	126,000	279	390,705
Application of provisions	(71,481)	(165,628)	-	-	-	-	(237,109)
Provisions relased	(1,755)	-	(9,676)	(6,662)	(16,000)	(782)	(34,875)
Reclasification	-	-	-	-	-	-	-
Other	2	-	-	-	-	-	2

Balances as of December 31, 2020	104,270	155,234	36,753	33,814	126,000	49	456,120

Balances as of January 1, 2019	93,379	177,571	29,407	8,963	20,000	620	329,940
Provision established	78,316	165,628	15,879	27,975	16,000	398	304,196
Application of provisions	(70,385)	(177,571)	-	(155)	-	-	(248,111)
Provisions relased	(552)	-	(6,680)	(21,395)	(20,000)	(466)	(49,093)
Reclasification	-	-	-	-	-	-	-
Other	465	-	-	-	-	-	465

Balances as of December 31, 2019	101,223	165,628	38,606	15,388	16,000	552	337,397

Consolidated Financial Statements December 2020 / Banco Santander-Chile	101

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 21

PROVISIONS, continued

c)	Provisions for personal salaries and expenses

	As of December 31,
	2020	2019
	MCh$	MCh$

Provision for seniority compensation	6,658	6,797
Provision for stock-based personal benefits	-	-
Provision for performance bonds	65,786	68,595
Provision for vacation	29,307	23,864
Provision for other personal benefits	2,519	1,967
Total	104,270	101,223

d)	Compensation year of services

	As of December 31,
	2020	2019
	MCh$	MCh$

Balances as of January	6,797	9,531
Increase in the provision	2,690	3,782
Payments made	(2,663)	(6,435)
Advance payments	-	-
Released of provisions	(166)	(84)
Other movements	-	3
Total	6,658	6,797

e)	Movement of the provision for compliance bonds

	As of December 31,
	2020	2019
	MCh$	MCh$

Balances as of January	68,595	59,633
Increase in the provision	58,924	61,808
Payments made	(60,144)	(52,839)
Advance payments	(1,589)	(468)
Released of provisions	-	461
Total	65,786	68,595

f)	Provision for vacation

	As of December 31,
	2020	2019
	MCh$	MCh$

Balances as of January	23,864	22,792
Increase in the provision	13,585	11,644
Payments made	(8,144)	(10,572)
Advance payments	-	-
Released of provisions	2	-
Total	29,307	23,864

Consolidated Financial Statements December 2020 / Banco Santander-Chile	102

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 22

OTHER LIABILITIES

Other liabilities consist of:

	As of December 31,
	2020	2019
	MCh$	MCh$

Accounts and notes payable	227,518	214,216
Income received in advance	6,698	640
Adjustment due to macro-hedging valuation	51,089	-
Guarantees received (margin accounts) (1)	624,205	994,714
Notes payable through brokerage and simultaneous transactions (2)	12,504	1,418,340
Other payable obligations	139,622	61,555
Withholding VAT	14,129	8,147
Accounts payable insurance companies	13,911	9,510
Other liabilities	76,177	99,203
Total	1,165,853	2,806,325

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

(2)	On December 31, 2019, Santander Corredora de Bolsa acted as an intermediary in the public offer of shares held between Latam and Delta, which was paid to shareholders on January 3, 2020.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	103

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 23

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date of issuance of these consolidated financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of December 31, 2020, the Bank maintains provisions for this concept that amount to $ 1,024 million ($ 1,274 million as of December 31, 2019), which are in the Consolidated Statement of Financial Position, forming part of the item “Provisions for contingencies”.

Banco Santander Chile

There are 14 lawsuits for various legal actions in the amount of $ 873 million, our attorneys have not estimated material losses for these lawsuits.

Santander Corredores de Bolsa Limitada

Lawsuit “Echeverría with Santander Corredora” (currently Santander Corredores de Bolsa Ltda.), Followed before the 21st Civil Court of Santiago, Rol C-21.366-2014, on Compensation for damages due to failures in the purchase of shares, the amount of the claim is for $ 60,000,000. Regarding its current situation as of December 31, 2020, this lawsuit is in the evidence gathering stage, therefore, Santander Corredores de Bolsa Limitada is waiting for the court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 13,314 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

Santander Consumer Finance Limitada

Lawsuit “Erna Mining and Machinery Service with Santander Consumer Finance Ltda.”, Followed before the 11th Civil Court of Santiago, Rol C-9459-2019, according to the latest update, the abandonment of the procedure has not yet been requested.

Trial “Banco Bilbao Viscaya Argentaria Chile with Roca Olivares Olga”, followed before the 2nd Civil Court of Talcahuano, Rol C-1272-2017, main trial filed since 2020.

Trial “Hawas with Santander Consumer”, followed before the 30th Civil Court of Santiago, Rol C-890-2019, notice of evidence is notified, in which it is indicated that the probationary term is suspended.

Trial “Rocío Barrientos with Santander Consumer”, followed by the 2nd San Bernardo Local Police Court, Rol 2779-5-2020, ordering evidentiary proceedings: completed. Waiting for sentence.

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank’s overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2020	2019
	MCh$	MCh$

Contingent loans
Letters of credit issued	165,119	140,572
Foreign letters of credit confirmed	82,779	70,192
Performance guarantees	1,090,643	1,929,894
Personal guarantees	441,508	451,950
Subtotal	1,780,049	2,592,608
On demand credit lines	8,391,414	8,732,422
Other irrevocable credit commitments	406,234	485,991
Total	10,577,697	11,811,021

Consolidated Financial Statements December 2020 / Banco Santander-Chile	104

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 23

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Third party operations
Collections	83,392	90,966
Transferred financial assets managed by the Bank	18,017	21,507
Assets from third parties managed by the Bank and its affiliates	1,352,032	1,592,845
Subtotal	1,453,441	1,705,318

Custody of securities
Securities held in custody	11,022,790	9,731,894
Securities held in custody deposited in other entity	808,186	1,206,541
Issued securities held in custody	10,461,847	21,636,819
Subtotal	22,292,823	32,575,254
Total	23,746,264	34,280,572

The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of December 31, 2020, the balance for this was Ch$ 1,592,810 million (Ch$ 1,592,810 million at December 31, 2019),

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2021.

Santander Corredores de Bolsa Limitada

i)	As of December 31, 2020, 2020 the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 6,493 (Ch$ 6,360 as of December 31, 2019).

ii)	Additionally, as of December 31, 2020, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 11,800 (Ch$ 9,300 as of December 31, 2019).

iii)	In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,001 as of December 31, 2020 (Ch$ 1,010 as of December 31, 2019).

iv)	As of December 31, 2020, 2020, the company has a guarantee for equity loans in the amount of $ 3,481 million ($ 3,542 million as of December 31, 2019).

Consolidated Financial Statements December 2020 / Banco Santander-Chile	105

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 23

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i)	In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii)	The insurance policy for insurance brokers N°123015222, which covers UF 500, and the professional liability policy for insurance brokers N° 4790716 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2019 to April 15, 2020.

Klare Corredora de Seguros S.A.

In accordance with the provisions of Circular No. 1,160 of the CMF, the Company has contracted an insurance policy to respond to the correct and complete fulfillment of all the obligations arising from its operations as an intermediary in the contracting of insurance. The guarantee policy for insurance brokers No. 163143, which covers UF 500, contracted with Compañía HDI Seguros de Garantia y Crédito S.A. They are valid from April 15, 2020 to April 14, 2021.

Sociedad Operadora de Cards de Pago Santander Getnet Chile S.A.

From July 1, 2020 to June 30, 2021, Banco Santander Chile has established the integral bank policy for employee loyalty coverage No. FL00297A, in force with Compañía de Seguros Chilena Consolidada SA, coverage with a general limit of USD50,000,000 per event and USD100,000,000 in the annual aggregate, in each and every event which jointly covers both the Bank and its Subsidiaries.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	106

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 24

EQUITY

a)	Capital

As of December 31, 2020 and 2019 the Bank has 188,446,126,794 shares outstanding amounting Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of December 31, 2020 and 2019 is the following:

	Shares
	As of December 31,
	2020	2019

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	188,446,126,794	188,446,126,794

As of December 31, 2020 and 2019 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of December 31, 2020 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension funds (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	107

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 24

EQUITY, continued

As of December 31, 2019 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	24,822,041,271	24,822,041,271	13.17
Banks on behalf of third parties	15,957,137,883	-	15,957,137,883	8.47
Pension fund (AFP) on behalf of third parties	9,995,705,956	-	9,995,705,956	5.30
Stock brokers on behalf of third parties	5,551,024,270	-	5,551,024,270	2.95
Other minority holders	5,527,216,146	-	5,527,216,146	2.93
Total	163,624,085,523	24,822,041,271	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During 2020, on the occasion of the Shareholders’ Meeting held in April, it was agreed to capitalize 40% of the retained earnings from previous years into reserves, equivalent to $ 220,838 million ($ 236,761 million in 2019).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of December 31, 2020 and 2019, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	517,447	552,093
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.746	2.930
Diluted earnings per share continuing operations (in Ch$)	2.746	2.921

b) Diluted earnings per share
Total attributable to equity holders of the Bank
Weighted average number of outstanding shares	517,447	552,093
Assumed conversion of convertible debt	188,446,126,794	188,446,126,794
Adjusted number of shares	-	-
Diluted earnings per share (in Ch$)	188,446,126,794	188,446,126,794
Diluted earnings per share continuing operations (in Ch$)	2.746	2.930

As of December 31, 2020 and 2019, the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	108

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 24

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2020	2019
	MCh$	MCh$

Available for sale investments
As of January 1,	30,398	6,424
Gain (losses) on the re-valuation of available for sale investments, before tax	26,128	(16,023)
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	43,609	39,997
Subtotal	69,737	23,974
Total	100,135	30,398

Cash flow hedges
As of January 1,	(40,435)	9,803
Gains (losses) on the re-valuation of cash flow hedges, before tax	(93,182)	(49,163)
Reclassification and adjustments on cash flow hedges, before tax	(3,148)	(1,075)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(96,330)	(50,238)
Total	(136,765)	(40,435)

Other comprehensive income, before tax	(36,630)	(10,037)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(27,037)	(8,208)
Income tax relating to cash flow hedges	36,927	10,919
Total	9,890	2,711

Other comprehensive income, net of tax	(26,740)	(7,326)

Attributable to:
Equity holders of the Bank	(27,586)	(8,093)
Non-controlling interest	846	767

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	109

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 25

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the CMF (ex SBIF), Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law N°. 20,027	15%
- Other	100%
h) Other contingent loans	100%

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the Official Gazette. This law introduces modifications, among other regulatory bodies, to the General Law of Banks (LGB), to Law 21,000 that created the Commission for the Financial Market, to the Organic Law of the State Bank of Chile and to the Tax Code.

Among the main changes introduced by this Law, the integration of the SBIF with the Commission for the Financial Market (CMF), new capital requirements in accordance with the international standards established by Basel III, as well as new limits for credit operations, stand out.

The new Law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

On March 30, 2020, the CMF informs on the flexibility to implement Basel III. In coordination with the Central Bank of Chile, they resolved to postpone the implementation of the capital requirements required by the standard by one year and to maintain the current general regulatory framework for banking capital requirements until December 2021.

As of the date of these consolidated financial statements, the CMF has issued the following circulars related to Basel III,

●	Circular No. 2,270 - General criteria and guidelines for determining additional equity requirements as a result of the supervision process pursuant to Title V and article 66 quinquies of the General Banking Law. Updates Chapter 1-13 and introduces new Chapter 21-13 to the Updated Collection of Standards for Banks.

●	Circular No. 2,272 - Additional basic capital, articles 66 bis and 66 ter of the General Banking Law. Incorporates Chapter 21-12 to the Updated Compilation of Standards.

●	Circular No. 2,273 - Ratio between basic capital and total assets. Incorporates Chapter 21-30 to the Updated Compilation of Standards.

●	Circular No. 2,274 - Equity for legal and regulatory purposes. Incorporates Chapter 21-1 into the Updated Compilation of Standards to replace Chapter 12-1.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	110

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 25

CAPITAL REQUIREMENTS (BASEL), continued

●	Circular No. 2,276 - Factors and methodology for banks or a group of banks rated as systemically important. It incorporates Chapter 21-11 the Updated Compilation of Standards and updates provisions of Chapter 12-14.

●	Circular No. 2,279 - Preferred shares, bonds without a fixed maturity term and subordinated bonds. Incorporates Chapters 21-2 and 21-3 to the Updated Compilation of Standards.

●	Circular No. 2,280 - Standardized Methodology for the Computation of Assets Weighted by Operational Risk. Incorporates Chapter 21- 8 to the Updated Compilation of Standards.

●	Circular No. 2,281 - Determination of weighted assets for credit risk. Incorporates Chapter 21-6 to the Updated Compilation of Standards.

●	Circular No. 2,282 - Incorporates a new Chapter 21-7 on the determination of assets weighted by market risk to the Updated Compilation of Standards.

●	Circular No. 2,283 - Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 to the Updated Compilation of Standards.

●	Circular N ° 2,284 - Creates R11 file related to the measurement of the systemic importance index.

These standards come into effect as of December 1, 2020, their applications will be gradual depending on the standard to be dealt with.

The levels of basic capital and effective net equity as of December 31, 2020 and 2019, are the following:

	Consolidated assets		Risk-weighted assets (***)
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,803,288	3,554,520	-	-
Cash in process of collection	452,963	355,062	173,466	112,948
Trading investments	133,718	270,204	14,655	26,825
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	2,742,701	1,355,786	1,602,495	964,623
Interbank loans, net	18,920	14,833	15,250	14,833
Loans and accounts receivables from customers, net	33,413,429	31,823,735	26,651,340	27,316,050
Available for sale investment	7,162,542	4,010,272	618,908	258,958
Investments in associates and other companies	10,770	10,467	10,770	10,467
Intangible assets	82,537	73,389	82,537	73,389
Property, plant, and equipment	187,240	197,833	187,240	197,833
Right of use assets	201,611	210,500	201,611	210,500
Current taxes	-	11,648	-	1,165
Deferred taxes	538,118	462,867	53,812	46,287
Other assets(**)	1,236,376	1,434,308	1,233,016	1,421,361
Off-balance-sheet assets
Contingent loans	4,378,214	4,938,194	2,615,644	2,823,713
Total	53,362,427	48,723,618	33,460,744	33,478,952

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.

(**)	On March 30, 2020, the CMF published circular No. 2248, which indicates that the CMF has authorized the presentation of net positions of derivatives and guarantees granted to third parties, under the protection of bilateral compensation agreements recognized by the Central Bank of Chile. For purposes of computing assets for capital adequacy.

(***)	On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification., CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	111

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 25

CAPITAL REQUIREMENTS (BASEL), continued

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	%	%

Basic capital	3,567,916	3,390,823	6.69	6.96
Effective net equity	5,143,843	4,304,401	15.37	12.86

Consolidated Financial Statements December 2020 / Banco Santander-Chile	112

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 26

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2020	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49.41	22,613	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0.97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	2,902	(880)	-	-	-	(880)
Santander Consumer Finance Limitada	49.00	29,648	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100.00	19,565	349	-	-	-	349
Multiplica Spa	100.00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35	-	-	-	35

Total		84,683	5,116	110	(31)	79	5,195

				Other comprehensive income
As of December 31, 2019	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49.41	22,301	625	(261)	71	(190)	435
Santander Asesorías Financieras Limitada	0.97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A	49.00	24,425	1,405	-	-	-	1,405
Subtotal		51,186	1,542	(260)	71	(189)	1,353

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A. (1)	100.00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100.00	4,480	(4)	-	-	-	(4)
Subtotal		28,308	541	-	-	-	541

Total		79,494	2,083	(260)	71	(189)	1,894

Consolidated Financial Statements December 2020 / Banco Santander-Chile	113

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 26

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

		As of December 31,				As of December 31,
		2020				2019
					Net Income				Net Income
		Assets	Liabilities	Capital		Assets	Liabilities	Capital
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	Filial	79,936	10,777	70,554	(1,395)	82,918	12,372	68,159	2,387
Santander Corredores de Bolsa Limitada	Filial	94,802	49,038	45,053	711	1,479,974	1,434,843	43,866	1,265
Santander Asesorías Financieras Limitada (*)	Filial	52,070	1,142	51,454	(526)	51,505	51	50,481	973
Santander S,A, Sociedad Securitizadora	Filial	630	175	547	(92)	636	88	639	(91)
Klare Corredora de Seguros S.A.	Filial	6,415	599	7,579	(1,763)	8,303	724	8,586	(1,007)
Santander Consumer Finance Limitada	Filial	693,992	633,177	49,348	11,467	505,059	452,528	39,951	12,580
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Filial	16,448	1,185	16,273	(1,010)	-	-	-	-
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	7,789	3,108	4,808	(127)	8,200	3,392	3,777	1,031
Bansa Santander S.A.	EPE	84,496	64,582	19,565	349	87,607	68,042	20,051	(486)
Multiplica Spa	EPE	4,336	47	4,476	(187)	4,480	4	4,480	(4)
Total		1,040,914	763,830	269,657	7,427	2,228,682	1,972,044	239,990	16,648

Consolidated Financial Statements December 2020 / Banco Santander-Chile	114

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 27

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of December 31, 2020 and 2019, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of December 31,
	2020				2019
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	124	-	-	124	718	-	-	718
Interbank loans	36	-	-	36	1,263	-	-	1,263
Commercial loans	722,116	174,360	10,207	906,683	780,284	160,462	16,478	957,224
Mortgage loans	322,687	314,777	491	637,955	349,663	283,820	455	633,938
Consumer loans	564,363	338	5,245	569,946	593,592	384	8,107	602,083
Investment instruments	69,276	36,141	-	105,417	71,150	26,169	-	97,319
Other interest income	9,078	4,384	-	13,462	18,387	3,592	-	21,979

Interest income without income from hedge accounting	1,687,680	530,000	15,943	2,233,623	1,815,057	474,427	25,040	2,314,524

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of December 31, 2020 and 2019, the suspended interest and adjustments income consists of the following:

	As of December 31,
	2020			2019
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	11,621	8,551	20,172	13,675	9,248	22,923
Mortgage loans	2,364	221	2,585	3,729	284	4,013
Consumer loans	2,351	6,662	9,013	4,238	7,439	11,677

Total	16,336	15,434	31,770	21,642	16,971	38,613

Consolidated Financial Statements December 2020 / Banco Santander-Chile	115

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 27
INTEREST INCOME, continued

c)	As of December 31, 2020 and 2019, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of December 31,
	2020			2019
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(13,576)	(1,526)	(15,102)	(14,018)	(1,508)	(15,526)
Repurchase agreements	(1,899)	-	(1,899)	(9,710)	-	(9,710)
Time deposits and liabilities	(141,091)	(20,876)	(161,967)	(335,307)	(27,172)	(362,479)
Interbank borrowings	(45,103)	-	(45,103)	(50,354)	-	(50,354)
Issued debt instruments	(232,551)	(140,095)	(372,646)	(250,512)	(145,487)	(395,999)
Other financial liabilities	(637)	(11)	(648)	(1,310)	(33)	(1,343)
Obligations for lease agreements	(2,651)	-	(2,651)	(2,965)	-	(2,965)
Other interest expense	(9,576)	(14,722)	(24,298)	(16,651)	(11,300)	(27,951)

Interest expense without expenses from hedge accounting	(447,084)	(177,230)	(624,314)	(680,827)	(185,500)	(866,327)

d)	As of December 31, 2020 and 2019, the income and expense from interest is as follows:

	As of December 31,
	2020	2019
Items	MCh$	MCh$

Interest income less income from hedge accounting	2,233,623	2,314,524
Interest expense less expense from hedge accounting	(624,314)	(866,327)

Net Interest income (expense) from hedge accounting	1,609,309	1,448,197

Hedge accounting (net)	(15,461)	(31,346)

Total net interest income	1,593,848	1,416,851

Consolidated Financial Statements December 2020 / Banco Santander-Chile	116

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 28
FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2020	2019
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,428	10,315
Fees and commissions for guarantees and letters of credit	36,277	35,039
Fees and commissions for card services	196,308	225,702
Fees and commissions for management of accounts	34,825	35,949
Fees and commissions for collections and payments	23,242	33,355
Fees and commissions for intermediation and management of securities	11,272	10,154
Fees and commissions for insurance marketing	39,764	49,664
Office banking	15,119	13,655
Fees for other services rendered	44,072	47,331
Other fees earned	42,855	37,494
Total	451,162	498,658

	As of December 31,
	2020	2019
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(123,011)	(171,513)
Fees and commissions for securities transactions	(896)	(1,001)
Office banking	(2,078)	(1,860)
Other fees	(57,899)	(37,198)
Total	(183,884)	(211,572)

Net fees and commissions income	267,278	287,086

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	117

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 28
FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of December 31, 2020	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,334	690	398	6	7,428	7,428	-	-
Fees and commissions for guarantees and letters of credit	11,304	17,505	7,112	356	36,277	36,277	-	-
Fees and commissions for card services	187,098	6,620	2,568	22	196,308	47,073	149,235	-
Fees and commissions for management of accounts	31,508	2,495	819	3	34,825	34,825	-	-
Fees and commissions for collections and payments	21,281	1,514	367	80	23,242	-	11,303	11,939
Fees and commissions for intermediation and management of securities	3,353	299	8,149	(529)	11,272	-	11,272	-
Fees and commissions for insurance marketing	39,764	-	-	-	39,764	-	-	39,764
Office banking	10,393	4,077	649	-	15,119	-	15,119	-
Fees for other services rendered	39,318	3,606	1,028	120	44,072	-	44,072	-
Other fees earned	18,948	11,716	12,850	(659)	42,855	-	42,855	-
Totals	369,301	48,522	33,940	(601)	451,162	125,603	273,856	51,703

Fee and commission expense
Compensation for card operations	(118,255)	(3,020)	(1,070)	(666)	(123,011)	-	(68,550)	(54,461)
Fees and commissions for securities transactions	-	-	(69)	(827)	(896)	-	(896)	-
Office banking	(1,326)	(434)	(314)	(4)	(2,078)	-	(2,078)	-
Other fees	(36,289)	(6,733)	(9,307)	(5,570)	(57,899)	-	(57,899)	-
Totals	(155,870)	(10,187)	(10,760)	(7,067)	(183,884)	-	(129,423)	(54,461)
Net fees and commissions income	213,431	38,335	23,180	(7,668)	267,278	125,603	144,433	(2,758)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	118

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 28
FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
As of December 31, 2019	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,123	935	3,240	17	10,315	10,315	-	-
Fees and commissions for guarantees and letters of credit	11,553	17,531	5,842	113	35,039	35,039	-	-
Fees and commissions for card services	218,635	6,042	950	75	225,702	41,347	184,355	-
Fees and commissions for management of accounts	32,608	2,515	823	3	35,949	35,949	-	-
Fees and commissions for collections and payments	36,129	2,185	464	(5,423)	33,355	-	12,854	-
Fees and commissions for intermediation and management of securities	3,219	245	8,301	(1,611)	10,154	-	10,154	-
Fees and commissions for insurance marketing	49,664	-	-	-	49,664	-	-	49,664
Office banking	9,280	3,782	606	(13)	13,655	-	13,655	-
Fees for other services rendered	42,499	3,748	839	245	47,331	-	47,331	-
Other fees earned	12,462	10,727	14,293	12	37,494	-	37,494	-
Totals	422,172	47,710	35,358	(6,582)	498,658	122,650	305,843	70,165

Fee and commission expense
Compensation for card operations	(168,024)	(3,475)	(321)	307	(171,513)	-	(171,513)	-
Fees and commissions for securities transactions	-	-	(33)	(968)	(1,001)	-	(1,001)	-
Office banking	(1,186)	(389)	(282)	(3)	(1,860)	-	(1,860)	-
Other fees	(22,335)	(5,134)	(5,619)	(4,110)	(37,198)	-	(37,198)	-
Totals	(191,545)	(8,998)	(6,255)	(4,774)	(211,572)	-	(211,572)	-
Net fees and commissions income	230,627	38,712	29,103	(11,356)	287,086	122,650	(94,271)	70,165

Consolidated Financial Statements December 2020 / Banco Santander-Chile	119

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 29
NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of December 31, 2020 and 2019, the detail of income from financial operations is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	42,704	(162,183)
Trading investments	1,671	11,878

Sale of loans and accounts receivables from customers
Current portfolio	48	63
Charged-off portfolio	(110)	3,248
Available for sale investments	80,679	63,672
Repurchase of issued bonds (1)	1,848	3,265
Other profit and loss from financial operations	(36,039)	1,892
Total	90,800	(78,165)
(1)	As of December 31, 2020 the Bank hasn’t made any repurchases of bonds, see Note 19.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	120

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 30
NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2020 and 2019, net foreign exchange income is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	81,921	(84,566)
Hedging derivatives	(27,624)	362,374
Income from assets indexed to foreign currency	(3,512)	7,376
Income from liabilities indexed to foreign currency	-	-
Total	50,785	285,184

Consolidated Financial Statements December 2020 / Banco Santander-Chile	121

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 31
PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered as of December 31, 2020 and 2019 is the following:

		Loans and accounts receivable from customers
As of December 31, 2020	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional
		Individual	Group	Group	Group	Individual	Group	Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Charged-off of loans	-	(22,703)	(60,529)	(10,709)	(32,669)	-	-	-	(126,610)
Provisions established	(30)	(184,691)	(124,057)	(15,884)	(223,493)	(11,160)	(1,898)	(110,000)	(671,213)
Total provisions and charge-offs	(30)	(207,394)	(184,586)	(26,593)	(256,162)	(11,160)	(1,898)	(110,000)	(797,823)
Provisions released	39	44,878	54,394	17,141	79,846	7,976	7,550	-	211,824
Recovery of loans previously charged-off	-	12,199	13,770	9,584	39,373	-	-	-	74,926
Net charge to income	9	(150,317)	(116,422)	132	(136,943)	(3,184)	5,652	(110,000)	(511,073)

		Loans and accounts receivable from customers
As of December 31, 2019	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional	Total
		Individual	Group	Group	Group	Individual	Group	Provisions
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Charged-off of loans	-	(18,192)	(47,514)	(13,965)	(70,588)	-	-	-	(150,259)
Provisions established	(55)	(93,556)	(118,187)	(17,462)	(246,530)	(7,709)	(10,865)	(16,000)	(510,364)
Total provisions and charge-offs	(55)	(111,748)	(165,701)	(31,427)	(317,118)	(7,709)	(10,865)	(16,000)	(660,623)
Provisions released (*)	65	58,084	12,100	8,263	49,576	5,916	3,458	20,000	157,462
Recovery of loans previously charged-off	-	11,336	15,293	13,652	42,433	-	-	-	82,714
Net charge to income	10	(42,328)	(138,308)	(9,512)	(225,109)	(1,793)	(7,407)	4,000	(420,447)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of December 31, 2020	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Charge-off of loans	41,416	117,045	16,632	219,720	394,813
Provision applied	(18,713)	(56,516)	(5,923)	(187,051)	(268,203)
Net charge offs of individually significant loans	22,703	60,529	10,709	32,669	126,610

	Loans and accounts receivables from customers
As of December 31, 2019	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Charge-off of loans	59,712	108,574	18,944	227,978	415,208
Provision applied	(41,520)	(61,060)	(4,979)	(157,390)	(264,949)
Net charge offs of individually significant loans	18,192	47,514	13,965	70,588	150,259

Consolidated Financial Statements December 2020 / Banco Santander-Chile	122

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 32
PERSONNEL SALARIES AND EXPENSES

As of December 31, 2020 and 2019, the composition for personnel salaries and expenses is the following:

	As of December 31,
	2020	2019
	MCh$	MCh$

Personnel compensation	265,312	260,445
Bonuses or gratuities	77,046	78,534
Stock-based benefits	(1,589)	(315)
Seniority compensation	22,380	25,006
Pension plans	1,026	567
Training expenses	2,887	4,918
Day care and kindergarden	2,769	2,731
Health and welfare funds	6,531	6,644
Other personnel expenses	32,308	31,627
Total	408,670	410,157

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

The balance corresponding to benefits based on equity instruments as of December 31, 2020 and 2019 amounts to $ 1,589 million and $ 315 million, respectively.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	123

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 33
ADMINISTRATIVE EXPENSES

As of December 31, 2020 and 2019, the composition for administrative expenses is the following:

	As of December 31,
	2020	2019
	MCh$	MCh$

General administrative expenses	142,848	124,896
Maintenance and repair of property, plant and equipment	20,300	19,214
Expenses for short-term lease agreements	1,625	4,177
Insurance premiums	5,064	3,848
Office supplies	4,774	5,126
IT and communication expenses	68,436	52,017
Lighting, heating, and other utilities	5,455	2,848
Security and valuables transport services	12,365	12,187
Representation and personnel travel expenses	2,375	4,109
Judicial and notarial expenses	860	1,277
Fees for technical reports and auditing	8,460	7,643
Other expenses of obligations for lease agreements	13,134	12,450
Outsourced services	72,513	71,572
Data processing	38,032	31,921
Archive service	2,619	3,518
Valuation service	3,208	3,644
Outsourced staff	6,177	10,139
Other	22,477	22,350
Board expenses	1,517	1,356
Marketing expenses	16,791	20,891
Taxes, payroll taxes, and contributions	16,781	14,897
Real estate taxes	2,214	1,936
Patents	2,135	1,913
Other taxes	5	5
Contributions to CMF (ex SBIF)	12,427	11,043
Total	250,450	233,612

Consolidated Financial Statements December 2020 / Banco Santander-Chile	124

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 34
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during December 31, 2020 and 2019 are detailed below:

	As December 31,
	2020	2019
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(46,273)	(44,957)
Intangible assets amortization	(25,384)	(26,348)
Amortization for Right of use assets	(37,769)	(34,787)
Total depreciation and amortization	(109,426)	(106,092)
Impairment of fixed assets (*)	-	(1,013)
Impairment of intangibles (**)	(638)	-
Impairment for Right of use assets (*)	-	(1,713)
Totales	(110,064)	(108,818)

(*)	As of December 31, 2019, the amount for impairment amounts to $ 2,726 million, mainly due to claims due to social upheaval that the country suffered as of October 18, 2019.

(**)	As of December 31, 2020, the intangible impairment amount amounts to $ 638 million due to obsolescence of computer projects.

b)	The changes in book value due to depreciation and amortization for December 31, 2020 and 2019 are the following:

		Depreciation and amortization 2020
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(266,895)	(176,613)	(99,445)	(542,953)
Depreciation and amortization for the period	(46,273)	(25,384)	(37,769)	(109,426)
Sales and disposals in the period	7,606	-	7,358	14,964
Other	(4,817)	-	4,815	(2)
Balance as of December 31, 2020	(310,379)	(201,997)	(125,041)	(637,417)

		Depreciation and amortization 2019
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(230,327)	(151,492)	(68,145)	(449,964)
Depreciation and amortization for the period	(44,957)	(26,348)	(34,787)	(106,092)
Sales and disposals in the period	8,389	1,227	3,487	13,103
Other	-	-	-	-
Balance as of December 31, 2019	(266,895)	(176,613)	(99,445)	(542,953)

Consolidated Financial Statements December 2020 / Banco Santander-Chile	125

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 35
OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of December 31,
	2020	2019
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,934	5,613
Recovery of charge-offs and income from assets received in lieu of payment	11,213	10,933
Other income from assets received in lieu of payment	2,233	664
Subtotal	19,380	17,210

Provisions released due to country risk	503	67
Subtotal	503	67

Other income
Income from sale of fixed assets
Compensation from insurance companies due to damages	865	2,456
Income other than interest and commissions from leasing contracts	702	4,681
Other	202	184
Subtotal	1,769	7,321

Total	21,652	24,598

b)	Other operating expenses is conformed by the following concepts:

	As of December 31,
	2020	2019
	MCh$	MCh$

Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	15,276	17,638
Provisions on assets received in lieu of payment	1,456	1,809
Expenses for maintenance of assets received in lieu of payment	1,485	2,072
Subtotal	18,217	21,519

Credit card expenses	546	1,077
Customer services	1,559	2,456
Other expenses
Operating charge-offs	10,675	8,349
Life insurance and general product insurance policies	32,987	21,205
Gain (Loss) for sale of PP&E	-	67
Expense for the Retail Association	326	343
Expense on sale of participation on associates	20	126
Land tax leasing operation (*)	3,174	-
Commercial representation expenses	3,501	256
Other	20,803	5,623
Subtotal	71,486	35,969

Total	91,808	61,021

Consolidated Financial Statements December 2020 / Banco Santander-Chile	126

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 36
TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, however, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	127

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of December 31,				As of December 31,
	2020				2019
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	352,590	265	3,939	900	246,868	375	2,986	685
Mortgage loans	-	-	22,428	-	-	-	20,473	-
Consumer loans	-	-	6,131	-	-	-	5,781	-
Loans and account receivable	352,590	265	32,498	900	246,868	375	29,240	685

Provision for loan losses	(1,138)	(9)	(137)	(14)	(122)	(182)	(179)	(10)
Net loans	351,452	256	32,361	886	246,746	193	29,061	675

Guarantees	3,323	-	27,203	442	462,513	-	23,918	288
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	3,447	-	-	93	4,112	-	-	63
Performance guarantees	811	-	-	-	464,691	-	-	-
Contingent loans	4,258	-	-	93	468,803	-	-	63

Provision for contingent loans	(6)	-	-	-	(835)	-	-	-
Net contingent loans	4,252	-	-	93	467,968	-	-	63

	As of December 31,				As of December 31,
	2020				2019
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	715,671	375	29,240	748	572,745	459	33,871	7,899
Loans granted	388,896	-	8,080	727	193,798	167	4,826	500
Loan payments	(747,719)	(110)	(4,822)	(482)	(50,872)	(251)	(9,457)	(7,651)
Total	356,848	265	32,498	993	715,671	375	29,240	748

Consolidated Financial Statements December 2020 / Banco Santander-Chile	128

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,				As of December 31,
	2020				2019
	Santander Group Companies	Associated companies	Key personnel	Other	Santander Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	703,069	-	-	-	171,816	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	978,696	186,038	33	7	2,058,715	218,610	-	55
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	445,609	412,277	-	-	185,317	210,579	-	-

Liabilities
Deposits and other demand liabilities	17,118	4,484	5,997	3,242	25,261	93,761	4,624	566
Obligations under repurchase agreements	961,718	-	101	-	138,498	5,000	270	80
Time deposits and other time liabilities	1,409,404	100	4,706	864	1,183,235	282,171	4,246	2,204
Financial derivative contracts	1,137,502	354,108	-	-	2,159,660	288,013	-	3
Bank obligation	544,291	-	-	-	-	-	-	-
Issued debts instruments	349,022	-	-	-	363,154	-	-	-
Other financial liabilities	-	-	-	-	6,231	-	-	-
Other liabilities	1,210	232,344	-	-	8,130	146,164	-	-

c)	Recognized income (expense) with related parties

	As of December 31,
	2020				2019
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(30,586)	21	1,202	10	(41,181)	(5,235)	1,151	26
Fee and commission income and expenses	46,823	22,596	152	24	28,274	14,499	232	28
Net income (expense) from financial operations and foreign exchange transactions (*)	(390,737)	240,565	-	-	(586,318)	(84,236)	-	-
Other operating income and expenses	492	(522)	-	-	406	(2,026)	-	-
Key personnel compensation and expenses	-	-	(31,961)	-	-	-	(37,377)	-
Administrative and other expenses	(45,478)	(16,763)	-	-	(11,877)	(47,757)	-	-

Total	(419,486)	245,897	(30,607)	34	(610,696)	(124,755)	(35,994)	54

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	129

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 36

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Personnel compensation	16,220	16,264
Board member’s salaries and expenses	1,452	1,358
Bonuses or gratuity	12,583	16,104
Compensation in stock	(1,589)	(315)
Training expenses	1,079	2,378
Seniority compensation	1,026	567
Health funds	87	37
Other personnel expenses	276	273
Pension Plans	827	711
Total	31,961	37,377

e)	Composition of key personnel

As of December 31, 2020 and 2019, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,	As of December 31,
	2020	2019

Directors	11	11
Division managers	13	13
Managers	96	106
Total key personnel	120	130

Consolidated Financial Statements December 2020 / Banco Santander-Chile	130

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 37

PENSION PLANS

The Bank has an additinal benefit available to its principal executives, consisting of a pension plan, The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement,

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pension with an equivalent contribution, The executives will be entlited to recive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management

b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old,

c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan, Periodic contributions into this fund are made by the manager and matched by the Bank,

d.	The Bank will be responsible for garanting the benefits directly,

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan,

In the event of the executive’s death or total or partial disability, s/he will be entitled to recive this benefit,

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank, The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company,

Plan Assets owned by the Bank at the end of 2020 totaled Ch$8,224 million (Ch$7,195 million in 2019).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately, It is calculated based primarily on fund contribution, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individualy,

Actuarial hypothesis assumptions:

Actuarial assumption with respect to demographic and financial variables are non-biased and mutually compatible with each other, The most significant actuarial hypotheses considered in the calculation were,

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments,

	Plans post–employment	Plans post–employment
	2020	2019

Mortality chart	RV-2014	RV-2014
Terminarion of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2020 / Banco Santander-Chile	131

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 37

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$

Plan assets	8,224	7,195
Commitments for defined-benefit plans
For active personnel	(7,551)	(6,525)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	673	670

Year’s cash flow for post-employment benefits is as follows

	As of December 31,
	2020	2019
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	7,195	6,804
Expected yield of insurance contracts	385	333
Employer contributions	870	859
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(226)	(801)
Fair value of plan assets at year end	8,224	7,195

b) Present value of obligations
Present value of obligation opening balance	(6,525)	(5,958)
Net incorporation of Group companies	-	-
Service cost	(1,026)	(567)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	-	-
Present value of obligations at year end	(7,551)	(6,525)
Net balance at year end	673	670

Consolidated Financial Statements December 2020 / Banco Santander-Chile	132

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 37

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2020	2019

Type of expected yield from the plan’s assets	UF + 2.50% anual	UF + 2.50% anual
Type of yield expected from the reimbursement rights	UF + 2.50% anual	UF + 2.50% anual

Plan associated expenses

	As of December 31,
	2020	2019
	MCh$	MCh$

Current period service expenses	1.026	567
Interest cost	-	-
Expected yield from plan’s asset	(385)	(333)
Expected yield of insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-
Actuarial (gain)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	641	234

Consolidated Financial Statements December 2020 / Banco Santander-Chile	133

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2020 and 2019:

	As of December 31,		As of December 31,
	2020		2019
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	133,718	133,718	270,204	270,204
Financial derivative contracts	9,032,085	9,032,085	8,148,608	8,148,608
Loans and accounts receivable from customers and interbank loans, (net)	33,432,349	36,990,699	31,838,568	34,668,858
Investments available for sale	7,162,542	7,162,542	4,010,272	4,010,272
Guarantee deposits (margin accounts)	608,359	608,359	314,616	314,616

Liabilities
Deposits and interbank borrowings	31,471,283	32,047,227	26,010,067	26,200,921
Financial derivative contracts	9,018,660	9,018,660	7,390,654	7,390,654
Issued debt instruments and other financial liabilities	8,388,495	9,590,678	9,727,081	10,718,997
Guarantees received (margin accounts)	624,205	624,205	994,714	994,714

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13: Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

●	Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

●	Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

-	Mutual Funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument		Model used in valuation	Description
●	Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

●	Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

●	Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd), Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

●	FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

●	Guarantee deposits, guarantee received (Treshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Swap Camara Promedio(CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument		Model used in valuation	Description
●	Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
		Black – Scholes	There is no observable input of implicit volatility.
		Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
		Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

●	Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
		Present Value of Cash Flows Model	Valuation using prices of instruments with similar characteristics plus a penalty rate for liquidity.
		Present Value of Cash Flows Model	With the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.

●	Reconigtion bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2020 and 2029.

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	133,718	132,246	1,472	-
Available for sale investments	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	16,936,704	7,277,531	9,651,046	8,127

Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	270,204	270,204	-	-
Available for sale investments	4,010,272	3,992,421	17,146	705
Derivatives	8,148,608	-	8,133,700	14,908
Guarantee deposits (margin accounts)	314,616	-	314,616	-
Total	12,743,700	4,262,625	8,465,462	15,613

Liabilities
Derivatives	7,390,654	-	7,387,704	2,950
Guarantees received (margin accounts)	994,714	-	994,714	-
Total	8,385,368	-	8,382,418	2,950

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of December 31, 2020 and 2019:

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	36,990,699	-	-	36,990,699
Total	36,990,699	-	-	36,990,699

Liabilities
Deposits and obligations with banks	32,047,227	-	17,486,334	14,560,893
Debt instruments issued and other obligations	9,590,678	-	9,590,678	-
Total	41,637,905	-	27,077012	14,560,893

	Fair value measurement
As of December 31,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	34,668,858	-	-	34,668,858
Total	34,668,858	-	-	34,668,858

Liabilities
Deposits and obligations with banks	26,200,921	-	15,903,489	10,297,432
Debt instruments issued and other obligations	10,718,997	-	10,718,997	-
Total	36,919,918	-	26,622,486	10,297,432

There was no transfer between levels 1 and 2 for the years ended December 31, 2020 and 2019.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	138

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2020 and 2019:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2020	15,613	2,950

Total realized and unrealized profits (losses)
Included in statement of income	(196)	1,012
Included in other comprehensive income	(179)	-
Purchases, issuances, and loans (net)	-	-
Transfer	(7,111)	(1,202)

As of December 31, 2020	8,127	2,760

Total profits or losses included in comprehensive income at September 30, 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(7,486)	(190)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2019	12,193	795

Total realized and unrealized profits (losses)
Included in statement of income	3,350	2,155
Included in other comprehensive income	70	-
Purchases, issuances, and loans (net)	-	-
		-
As of December 31, 2019	15,613	2,950

Total profits or losses included in comprehensive income at September 30, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	3,420	2,155

The realized and unrealized profits (losses) included in comprehensive income for 2020 and 2019, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2020 and 2019 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2020 and 2019:

	Linked financial instruments, compensated in balance
As of December 31, 2020	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million

Assets
Financial derivative contracts	8,840,436	-	8,840,436	191,649	9,032,085
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	33,432,349	33,432,349
Total	8,840,436	-	8,840,436	33,623,998	42,464,434

Financial derivative contracts	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Déposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

	Linked financial instruments, compensated in balance
As of December 31, 2019	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million

Assets
Financial derivative contracts (*)	8,148,151	-	8,148,151	457	8,148,608
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	31,838,567	31,838,567
Total	8,148,151	-	8,148,151	31,839,024	39,987,175

Financial derivative contracts (*)	7,388,145	-	7,388,145	2,509	7,390,654
Investments under resale agreements	380,055	-	380,055	-	380,055
Déposits and interbank borrowings	-	-	-	26,010,067	26,010,067
Total	7,768,200	-	7,768,200	26,012,576	33,780,776

(*)	In these items there are guarantees for Ch $ 488,636 million and Ch $ 487,474 million for derivatives assets and liabilities respectively.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	140

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 38

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In order to reduce credit exposure in its financial derivatives operations, the Bank has signed bilateral collateral agreements with its counterparties, in which it establishes the terms and conditions under which they operate. In general terms, the collateral (received / delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Below are the financial derivatives contracts, according to their collateral agreement

	As of December 31,		As of December 31,
Financial derivatives contracts	2020	2019	2020	2019
	Asset	Liabilities	Asset	Liabilities

Derivatives contracts with threshold collateral agreement equal to zero	8,127,263	7,900,539	7,478,838	6,748,219
Derivatives contracts with non-zero threshold collateral agreement	471,529	606,661	532,298	517,814
Derivatives contracts without collateral agreement	433,293	511,460	137,472	124,621
Total Financial derivatives contracts	9,302,085	9,018,660	8,148,608	7,390,654

Consolidated Financial Statements December 2020 / Banco Santander-Chile	141

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign excharge risk: this arises as a consequence of fluctuations in market interest rates,

b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates,

c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implication, or cause financial losses.

Capital risk: is the risk that the Bank has insufficient quantity and / or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its creditworthiness and support the growth of its business and any strategies that may emerge in accordance with your strategic plan.

This note includes information on the Bank’s exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank’s risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee (“CIR”), whose main mission is to assist in the development of its functions related to the Bank’s control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee (“CDM”) and the Directors and Audit Committee (“CDA”), Each of the committees is composed of directors and executive members of the Bank’s management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the CMF, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank’s risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

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Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

-	trading portfolio;

-	local financial management portfolio;

-	portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank’s risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank’s operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i,	apply “Value at Risk” (VaR) techniques to measure interest rate risk.

ii,	adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.

iii,	compare the real VAR with the established limits.

iv,	establish procedures to control losses in excess of predetermined limits and

v,	Provide information on the negotiation activities for the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i,	apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and
ii,	provides the respective daily reports to the ALCO, other members of the Bank’s Management, and the Global Risk Department of Santander – Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	143

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

-	a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

-	VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

-	The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

-	The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	144

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

At no time in 2020 and 2019, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2020 and 2019, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2020 MMUSD	2019 MMUSD

Consolidated:
High	12.82	15.78
Low	1.94	1.33
Average	4.45	3.06

Fixed income investments:
High	11.96	9.77
Low	1.50	1.18
Average	3.19	2.33

Variable income investments:
High	0.01	0.01
Low	-	-
Average	-	-

Foreign currency investments
High	6.47	6.05
Low	0.71	0.10
Average	2.85	1.60

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s assets and non-trading liabilities, including the loan / loan portfolio, For these portfolios, investment and financing decisions are heavily influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market), All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	145

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

-	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

-	This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

-	The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

-	The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – December 31, 2020 and 2019.

	2020		2019
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	66,504	302,263	32,719	273,473
Low	26,492	214,596	12,686	145,338
Average	45,380	255,070	24,398	228,772

Financial management portfolio – foreign currency (Th$US)
Loss limit	32	53	30	75
High	19	47	20	35
Low	2	12	5	1
Average	5	33	12	12

Financial management portgolio (MCh$)
Loss limit	100,000	329,275	100,000	275,000
High	67,584	286,436	34,462	271,989
Low	25,111	210,706	15,236	143,836
Average	46,044	246,292	27,634	227,303

To fulfill its functions, the CIR works directly with the Bank’s risk and control departments, whose joint objectives include:

-	evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;

-	ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;

-	ensure the integration, control and management of all Bank risks;

-	execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;

-	develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y

-	manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank’s own resources base.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	146

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting, collaterals, etc,); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank’s liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank’s risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank’s risk departments whose roles are summarized as follows:

-	Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

-	Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

-	Develop and maintain the Bank’s risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

-	Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client’s financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank’s Board of Directors, The credit application process is based on the collection of information to determine the client’s financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	147

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank’s maximum exposure to credit risk as December 31, 2020 and 2019, without deduction of collateral, security interests or credit improvements recived:

		As of december 31, 2020	As of December 31, 2019
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	2,137,891	2,693,342
Cash ítems in process of collection	5	452,963	355,062
Trading investments	6	133,718	270,204
Investments under resale agreements	7	-	-
Financial derivative contracts	8	9,032,085	8,148,608
Loans and accounts receivable from customers and interbank loans, net	9 y 10	33,432,349	31,838,568
Available for sale investments	11	7,162,542	4,010,272

Off-balance commitments:
Letters of credit issued	23	165,119	140,572
Foreign letters ofcredit confirmed	23	82,779	70,192
Guarantees	23	1,090,643	1,929,894
Available credit lines	23	8,391,414	8,732,422
Personal guarantees	23	441,508	451,950
Other irrevocable credit commitments	23	406,234	485,991

Total		62,929,245	59,127,077

Consolidated Financial Statements December 2020 / Banco Santander-Chile	148

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the CMF as of December 31, 2020 and 2019:

Category	As of December 31, 2020				As of December 31, 2019
Comercial Portfolio	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	35,166	0.10	11	-	99,042	0.31	34	-
A2	708,645	2.06	466	0.05	907,696	2.78	572	0.06
A3	1,971,814	5.73	2,932	0.30	2,213,921	6.77	3,434	0.38
A4	2,452,158	7.13	17,261	1.77	3,514,637	10.74	19,937	2.23
A5	2,824,129	8.21	35,107	3.59	2,226,246	6.81	29,599	3.31
A6	1,953,513	5.68	41,468	4.25	1,134,045	3.46	23,568	2.67
B1	715,349	2.08	21,420	2.19	603,202	1.85	10,689	1.21
B2	161,472	0.47	9,326	0.95	83,341	0.25	3,428	0.38
B3	66,379	0.19	3,331	0.34	85,851	0.27	4,590	0.51
B4	122,678	0.36	19,284	1.97	133,701	0.41	23,797	2.66
C1	168,035	0.49	3,361	0.34	158,437	0.48	3,169	0.35
C2	81,772	0.24	8,177	0.84	75,830	0.24	7,583	0.85
C3	56,928	0.17	14,232	1.46	48,601	0.14	12,150	1.36
C4	50,403	0.15	20,161	2.06	41,372	0.12	16,549	1.85
C5	40,803	0.12	26,522	2.72	44,904	0.13	29,188	3.27
C6	136,424	0.40	134,590	13.78	53,646	0.16	48,262	5.40
Subtotal	11,545,668	33.57	357,649	36.61	11,424,472	34.92	236,549	26.49

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

Commercial
Normal Portfolio	5,077,553	14.76	78,137	8.00	4,027,776	12.31	76,918	8.61
Impaired portfolio	414,315	1.20	210,903	21.59	462,583	1.41	198,975	22.27
Subtotal	5,491,868	15.96	289,040	29.59	4,490,359	13.72	275,893	30.88

Mortgage
Normal Portfolio	12,004,931	34.91	23,674	2.42	10,733,871	32.81	21,078	2.36
Impaired portfolio	406,894	1.18	37,607	3.85	529,124	1.62	47,383	5.31
Subtotal	12,411,825	36.09	61,281	6.27	11,262,995	34.43	68,461	7.67

Mortgage
Normal Portfolio	4,697,166	13.66	95,567	9.78	5,258,137	16.07	124,054	13.89
Impaired portfolio	243,713	0.72	173,274	17.75	280,920	0.86	188,191	21.07
Subtotal	4,940,879	14.38	268,841	27.53	5,539,057	16.93	312,245	34.96
Total	34,390,240	100.00	976,811	100.00	32,716,883	100.00	893,148	100.00

Consolidated Financial Statements December 2020 / Banco Santander-Chile	149

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

As of December 31, 2020 and 2019, the Bank estimates that the credit quality of its other financial assets and financial liabilities is not significant for disclosure.

Regarding the individual evaluation portfolio, the different categories correspond to:

-	Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

-	Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

-	Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 31 for details of impaired Bank loans and their respective provisions. Also refer to the Note 20 for a breakdown of the maturities of the Bank’s financial assets.

Exposure to credit risk in derivative contracts with abroad

As of December 31, 2020, the Bank’s foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,639 million or 1,58% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, The following is the exposure as of December 31, 2020, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument
		(adjusted to market)	Deposits	Loans	Financial investments	Total exposure
		MM USD	M USD	M USD	M USD	M USD
Colombia	2	0,81	-	-	-	0,81
Italia	2	-	3,36	0,13	-	3,49
México	2	9,86	0,03	-	-	9,89
Panamá	2	5,77	-	-	-	5,77
Perú	2	1,61	-	-	-	1,61
Total		18,05	3,39	0,13	-	21,57

Consolidated Financial Statements December 2020 / Banco Santander-Chile	150

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) M USD	Deposits M USD	Loans M USD	Financial investments M USD	Total exposure M USD
Banco Santander España (*)	España	1	207,17	139,98	-	-	347,15

(*)	The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the net credit exposure is USD $ 0.28

(*)	We include our exposure to Santander UK and Mexico as exposure to Spain.

Impairment of other financial instruments

As of December 31, 2020 and 2019, the Bank did not have significant impairments in its financial assets other than credits and/or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank’s exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor’s circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc, All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank’s legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of December 31, 2020 and 2019:

	As of December,	As of December,
	2020	2019
	MCh$	MCh$

Non-impaired financial assets:
Properties/mortgages	25,424,161	23,371,510
Investments and others	2,306,062	2,785,219

Impaired financial assets:
Properties/mortgages	1,548,568	1,245,971
Investments and others	65,668	565,951
Total	29,344,459	27,968,651

Consolidated Financial Statements December 2020 / Banco Santander-Chile	151

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc, As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the CMF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i,	Mismatches of up to 30 days for all currencies, up to once the basic capital;

ii,	mismatches of up to 30 days for foreign currencies, up to once the basic capital; and

iii,	mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank’s Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	152

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank’s compliance with the liquidity limit established by the CMF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of December 31,	As of December 31,
	2020	2019
	%	%
30 days	30	63
30 days foreign	15	-
90 days	32	79

Following is a breakdown, by contractual maturities, of the balances of the Bank’s assets and liabilities as of December 31, 2020 and 2019, considering also those unrecognized commitments:

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Asset expiration (Note 20)	4,034,824	2,639,165	1,848,268	4,655,603	5,589,111	4,397,802	31,437,352	54,602,125
Expiration of liabilities (Note 20)	(15,867,957)	(7,821,474)	(4,029,845)	(3,589,747)	(4,714,324)	(8,142,738)	(6,817,582)	(50,983,667)
Net expiration	(11,833,133)	(5,182,309)	(2,181,577)	1,065,856	874,787	(3,744,936)	24,619,770	3,618,458
Unrecognized loan / credit commitments
Guarantees and bonds	-	(33,588)	(29,958)	(367,164)	(10,798)	-	-	(441,508)
Letters of credit from abroad confirmed	-	(18,247)	(48,056)	(16,163)	(313)	-	-	(82,779)
Letters of documentary credits issued	-	(42,089)	(83,764)	(36,201)	(3,065)	-	-	(165,119)
Guarantee	-	(114,653)	(181,399)	(437,835)	(303,165)	(46,971)	(6,620)	(1,090,643)

Net maturity, including commitments	(11,833,133)	(5,390,886)	(2,524,754)	208,493	557,446	(3,791,907)	24,613,150	1,838,409

As of December 31, 2019	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Asset expiration (Note 20)	4,539,389	4,513,787	2,813,147	7,255,064	8,078,287	5,720,027	16,465,316	49,385,017
Expiration of liabilities (Note 20)	(11,793,782)	(6,641,245)	(6,747,894)	(5,610,834)	(4,439,984)	(3,425,089)	(6,200,485)	(44,859,313)
Net expiration	(7,254,393)	(2,127,458)	(3,934,747)	1,644,230	3,638,303	2,294,938	10,264,831	4,525,704
Unrecognized loan / credit commitments
Guarantees and bonds	-	(30,356)	(9,009)	(318,024)	(93,814)	(747)	-	(451,950)
Letters of credit from abroad confirmed	-	(25,492)	(1,808)	(11,305)	(31,587)	-	-	(70,192)
Letters of documentary credits issued	-	(33,207)	(347)	(33,438)	(73,580)	-	-	(140,572)
Guarantee	-	(144,363)	(546,369)	(902,737)	(216,472)	(97,661)	(22,292)	(1,929,894)

Net maturity, including commitments	(7,254,393)	(2,360,876)	(4,492,280)	378,726	3,222,850	2,196,530	10,242,539	1,933,096

The above tables show the undiscounted cash flows of the Bank’s financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	153

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank’s processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank’s reputation with a flexible structure of internal control.

The Bank’s Administration has the primary responsibility for the development and application of controls to deal with operational risks, This responsibility is supported by the overall development of the Bank’s standards for operational risk management in the following areas:

-	Requirements for the proper segregation of functions, including the independent authorization of operations

-	Requirements for reconciliation and supervision of transactions

-	Compliance with applicable legal and regulatory requirements

-	Documentation of controls and procedures

-	Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks

-	Requirements for the disclosure of operating losses and the proposed corrective measures

-	Development of contingency plans

-	Training and professional development / training

-	Establishment of business ethics standards

-	Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank’s internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

The Bank operates mainly in Chile, therefore most of its financial instruments are concentrated in that country. Refer to Note No. 09 of the Consolidated Financial Statements for a detail of the concentration by industry of the Bank’s credits and accounts receivable.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

●	To meet the internal capital and capital adequacy targets.

●	To meet the regulatory requirements.

●	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

●	To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations,

Capital management seeks to optimize the creation of value in the Bank and in its business segments. The Bank continually assesses its risk-return ratios through its basic capital, effective equity, economic capital, and return on equity. With regard to capital adequacy, the Banks carry out their internal process based on the CMF (ex SBIF) standards that are based on the Basel Capital Accord (Basel I) and as of December 1, 2020 the CMF will based on Basel III. Economic capital is the capital required to bear all the risk of commercial activity with a certain level of solvency.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	154

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Capital minimum

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$23,256 million or U.S.$ 32,6 million as of December 31, 2020) of paid-in capital and reserves, calculated in accordance with CMF.

Capital requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the CMF, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%, As of December 31, 2020, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 15.37% and our core capital ratio was 6.96%.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;

●	its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and

●	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

On August 21, 2020, circular No. 2265 was published indicating the new treatment, where the amounts of the credits that are guaranteed by the Chilean Treasury are incorporated into category 2 of the risk-weighted asset classification., CORFO and FOGAPE, which consequently went from having a credit risk weight of 100% to 10%.

Since December 1, the regulatory capital definition has changed and is defined as follows:

●	Paid capital of the bank for ordinary shares subscribed and paid;

●	Premium paid for the instruments included in this capital component;

●	Reserves, both non-profit and non-profit, due to the depreciation of bonds without a fixed maturity term and due to the expiration of bonds without a fixed maturity term;

●	Items of “other accumulated comprehensive income”;

●	Retained earnings from previous years, profit (loss) for the year, net of provisions for minimum dividends, appreciation of bonds with no fixed maturity term and payment of interest and / or dividends of issued regulatory capital financial instruments;

●	Non-controlling interest as indicated in the Compendium of Accounting Standards (CNC).

BASILEA III adoption in Chile

The new General Banking Law (updated through Law 21,130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the CMF the power to dictate the framework of capital in a prudent manner. In particular, the CMF is empowered, with the prior favorable agreement of the Board of the Central Bank of Chile (BCCh), to define by regulation, the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions of issuance of hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced conservation and counter-cyclical buffers and expanded the CMF’s powers to make prudential discounts to regulatory capital and require additional measures, including higher capital, from banks that present deficiencies in the supervisory evaluation process (pillar 2). The implementation of Basel III makes it possible to focus risk management towards a more comprehensive vision of them, with a focus on capital adequacy.

In accordance with the foregoing, last December the CMF completed the process of issuing the necessary regulations for the implementation in Chile of the capital framework of the Basel III standards. But in the current context of a coronavirus pandemic, the CMF, in coordination with the Central Bank of Chile and in line with the measures adopted by regulators at the international level, decided to postpone the implementation of the APR calculation for one year and maintain it temporarily the general regulatory framework in force until November 30, 2021.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	155

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 39
RISK MANAGEMENT, continued

Additionally, it was decided to advance in the transitory credit risk standard, a capital mitigation mechanism to facilitate the development of the debt agreement market, and that complements a similar treatment of state guarantees already granted by the CMF this year. In the case of Pillar 3, implementation was postponed until 2023.

The Bank, for its part, is already working on the implementation of the regulations through a multidisciplinary group, which are carrying out the necessary exercises and required developments, including the implementation of the files designed by the regulator for this purpose, taking into account consideration of the implementation schedule.

The basic capital and effective equity levels at the end of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	%	%

Basic capital	3,567,916	3,390,823	6.69	6.96
Regulatory capital	5,143,843	4,304,401	15.37	12.86

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 10 of the financial statements for a breakdown of the concentration by industry of the Bank’s receivables and accounts receivable.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	156

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 40
NON-CURRENT ASSETS HELD FOR SALE

Banco Santander has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

Given the facts and circumstances arising from the social contingency in Chile and the global pandemic due to Covid-19 (situations beyond the Bank’s control), the process of sale of the shares has taken a longer time than initially estimated, however the Bank continues committed to the sale plan for said assets and to its acquisition network development plan, evidenced by the recent creation of a payment card operating company and the active search for potential buyers.

The following investments in associates were classified to non-current assets held for sale:

		As of December 31,		As of December 31,
		2020		2019
	Participation	Assets	Result	Assets	Result
	%	MCh$	MCh$	MCh$	MCh$
Transbank	25.00	19,093	-	19,093	1,442
Nexus	-	-	-	357	136
Redbanc	33.43	2,943	-	2,943	121
Totales		22,036	-	22,393	1,699

(*)	By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

Consolidated Financial Statements December 2020 / Banco Santander-Chile	157

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2020 AND 2019

NOTE 41
SUBSEQUENT EVENTS

Company

On January 7, 2021, an Extraordinary Shareholders’ Meeting of the Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA agreed to pay the total subscribed and unpaid capital by its shareholders, for a total amount of MM $ 3,727. The shareholder Santander Asesorias Financieras made its payment in cash for ThCh $ 800. For its part, the shareholder Banco Santander Chile made its payment in part with cash for MM $ 38 and also contributing species (assets) valued by the extraordinary meeting at MM $ 3,689.

On January 29, 2021, in an exempt resolution No. 704, the Board of the Financial Market Commission adopted in the Ordinary Session No. 220 dated January 28, 2021, approving the application for authorization to operate the Card Operator Company. Payment Santander Getnet Chile SA as a company to support the bank transfer and its registration in the Single Register of Payment Card Operators of this Institution.

Board

On February 3, 2021, the Bank’s Board of Directors in an extraordinary session approved the constitution of additional voluntary provisions for an amount that amounts to $ 24,000 million, in order to mitigate eventual future effects of the current health crisis on the loan portfolio of the Bank.

Standards

Due to the importance of the FCIC for the implementation of monetary policy and financial stability, and considering the evolution of the financing needs of companies and the adjustments in the Government’s guarantee programs, the Central Bank of Chile announced on 27 January 2021, the start of a third stage of this instrument (FCIC3). In particular, this new stage is aimed at: (i) completing the committed execution of this monetary policy instrument, and (ii) deepening and extending commercial credit in the face of the prolongation of the health emergency and the need to support the reactivation process, responding to the current financial needs of companies, complementing the recently enacted Fogape-Reactiva program, especially in its refinancing line. FCIC 3 will go into effect on March 1, 2021 and there will be a limit to access per bank of US $ 2 billion. Additionally, the Fogape-Reactiva program is a new economic support measure that includes financing for Working Capital, Investment and Refinancing for Micro, Small and Large Companies, valid until December 31, 2021.

There are no other subsequent events to be disclosed that occurred between January 1, 2021 and the date of issuance of these Financial Statements (February 26, 2021).

JONATHAN COVARRUBIAS H. Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Financial Statements December 2020 / Banco Santander-Chile	158